Exhibit 99.3
Audited Financial Statements
Under US GAAP
GIGAMEDIA LIMITED
CONSOLIDATED FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2008 AND 2009 AND
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

GHP Horwath, P.C.
1670 Broadway, Suite 3000
Denver, Colorado 80202
303.831.5000
303.831.5032 Fax
www.GHPHorwath.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
GigaMedia Limited
We have audited the accompanying consolidated balance sheets of GigaMedia Limited and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2009. We also have audited the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
A GHP Financial Group company
GHP Horwath, P.C. is a member firm of Horwath International Association. Each member firm is a separate and independent legal entity.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GigaMedia Limited and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
As discussed in Note 1 and 5 to the consolidated financial statements, on December 15, 2009, the Company entered into an agreement to sell 60 percent of substantially all of the assets and liabilities of its gaming software and services business. The closing of the sale occurred on April 8, 2010.
As discussed in Note 1 to the consolidated financial statements, during 2009 the provisions of new accounting standards relating to business combinations and noncontrolling interests were adopted.
/s/ GHP HORWATH, P.C.

Denver, Colorado
May 13, 2010

GIGAMEDIA LIMITED
CONSOLIDATED BALANCE SHEETS
December 31, 2008 and 2009
(in thousands)

	December 31
	2008	2009
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 11)	$95,953	$55,566
Marketable securities-current (Note 12)	3,419	3,486
Accounts receivable-net (Note 13)	15,188	4,228
Prepaid expenses	9,907	1,204
Restricted cash	—	932
Assets held for sale-current (Note 5)	—	35,444
Other current assets (Notes 15 and 23)	4,332	3,979

Total Current Assets	128,799	104,839

Marketable securities-noncurrent (Note 14)	26,041	18,356

Investments	1,905	3,477

Retained ownership of gaming software and service business (Note 5)	—	25,951

PROPERTY, PLANT AND EQUIPMENT
Land and buildings	1,832	1,171
Information and communication equipment	11,601	6,928
Office furniture and fixtures	2,575	915
Leasehold improvements	5,115	2,643
Other	250	148

	21,373	11,805
Less: Accumulated depreciation	(7,905)	(5,816)

	13,468	5,989

GOODWILL (Note 7)	87,098	44,417

INTANGIBLE ASSETS-NET (Note 8)	28,930	18,924

ASSETS HELD FOR SALE-NONCURRENT (Note 5)	—	31,301

OTHER ASSETS
Restricted cash	2,125	—
Refundable deposits	7,265	1,079
Prepaid licensing and royalty fees (Notes 9 and 24)	20,540	5,557
Other (Note 23)	622	291

Total Other Assets	30,552	6,927

TOTAL ASSETS	$316,793	$260,181

(Continued)

GIGAMEDIA LIMITED
CONSOLIDATED BALANCE SHEETS-(Continued)
December 31, 2008 and 2009
(in thousands)

	December 31
	2008	2009
LIABILITIES & EQUITY

CURRENT LIABILITIES
Accounts payable	$899	$591
Accrued compensation	3,503	2,814
Accrued expenses (Note 17)	11,345	6,719
Short-term borrowings (Notes 16 and 24)	15,243	22,503
Player account balances	32,827	—
Liabilities held for sale-current (Note 5)	—	26,458
Other current liabilities (Notes 18 and 23)	12,386	13,244

Total Current Liabilities	76,203	72,329

OTHER LIABILITIES
Accrued pension liabilities (Note 19)	108	83
Liabilities held for sale-noncurrent (Note 5)	—	1,360
Other (Note 23)	3,406	49

Total Other Liabilities	3,514	1,492

Total Liabilities	79,717	73,821

COMMITMENTS AND CONTINGENCIES (Notes 25 and 26)	—	—

EQUITY (Note 20)
GigaMedia Shareholders’ Equity:
Common shares, no par value, and additional paid-in capital; issued and outstanding 54,365 thousand and 54,995 thousand shares on December 31, 2008 and 2009	300,021	304,379
Accumulated deficit	(45,304)	(94,389)
Accumulated other comprehensive loss	(26,261)	(25,245)

Total GigaMedia shareholders’ equity	228,456	184,745

Noncontrolling interest	8,620	1,615

Total Equity	237,076	186,360

TOTAL LIABILITIES AND EQUITY	$316,793	$260,181

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2007, 2008 and 2009
(in thousands except for earnings per share amounts)

	2007	2008	2009

OPERATING REVENUES
Gaming software and service revenues	$118,950	$144,765	$112,694
Online game and service revenues	32,764	45,604	46,887

Total	151,714	190,369	159,581

OPERATING COSTS
Cost of gaming software and service revenues	(16,201)	(22,770)	(20,102)
Cost of online game and service revenues	(9,118)	(12,404)	(16,785)

	(25,319)	(35,174)	(36,887)

GROSS PROFIT	126,395	155,195	122,694

OPERATING EXPENSES
Product development and engineering expenses	(7,338)	(13,455)	(14,195)
Selling and marketing expenses	(60,106)	(74,173)	(79,421)
General and administrative expenses	(20,983)	(25,035)	(29,692)
Bad debt expenses (Notes 13 and 15)	(548)	(2,905)	(1,092)
Impairment loss on property, plant and equipment (Note 10	—	—	(1,250)
Impairment loss on goodwill (Note 10)	—	—	(14,103)
Impairment loss on prepaid licensing fees and intangible assets (Note 10	—	(1,524)	(23,002)

	(88,975)	(117,092)	(162,755)

INCOME (LOSS) FROM OPERATIONS	37,420	38,103	(40,061)

NON-OPERATING INCOME (EXPENSES)
Interest income	1,434	1,460	432
Gains on sales of marketable securities	184	373	—
Interest expense	(547)	(976)	(390)
Foreign exchange (loss) gain	(679)	240	168
Loss on disposal of property, plant and equipment	(102)	(253)	(31)
Loss on equity method investments	(369)	(3,010)	(87)
Impairment loss on marketable securities and investments (Note 10)	—	—	(15,743)
Other (Note 22)	2,143	842	127

	2,064	(1,324)	(15,524)

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	39,484	36,779	(55,585)
INCOME TAX EXPENSES (Note 23)	(401)	(1,069)	(517)

INCOME (LOSS) FROM CONTINUING OPERATIONS	39,083	35,710	(56,102)
INCOME FROM DISCONTINUED OPERATIONS-NET OF TAX (Note 4)	1,088	9,435	222

NET INCOME (LOSS)	40,171	45,145	(55,880)
LESS: NET (INCOME) LOSS ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	(1,281)	(757)	6,795

NET INCOME (LOSS) ATTRIBUTABLE TO GIGAMEDIA	$38,890	$44,388	$(49,085)

NET INCOME (LOSS) ATTRIBUTABLE TO GIGAMEDIA:
Income (loss) from continuing operations-net of tax	$37,802	$34,953	$(49,307)
Income from discontinued operations-net of tax	1,088	9,435	222

	$38,890	$44,388	$(49,085)

EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO GIGAMEDIA (Note 2)
Basic:
Income (loss) from continuing operations	$0.72	$0.65	$(0.90)
Income from discontinued operations	0.02	0.17	—

Net income (loss)	$0.74	$0.82	$(0.90)

Diluted:
Income (loss) from continuing operations	$0.63	$0.58	$(0.90)
Income from discontinued operations	0.02	0.16	—

Net income (loss)	$0.65	$0.74	$(0.90)

WEIGHTED AVERAGE SHARES USED TO COMPUTE EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO GIGAMEDIA (Note 2)
Basic	52,876	54,110	54,524

Diluted	60,022	60,152	54,524

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the Years Ended December 31, 2007, 2008 and 2009
(in thousands)

	2007	2008	2009

NET INCOME (LOSS)	$40,171	$45,145	$(55,880)

OTHER COMPREHENSIVE INCOME-NET OF TAX:
Unrealized gain (loss) on marketable securities	58	(282)	67
Defined benefit pension plan adjustment	(54)	95	(68)
Foreign currency translation adjustments	855	893	1,003

	859	706	1,002

COMPREHENSIVE INCOME (LOSS)	41,030	45,851	(54,878)
COMPREHENSIVE (INCOME) LOSS ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	(1,607)	(1,288)	6,809

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO GIGAMEDIA	$39,423	$44,563	$(48,069)

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED
CONSOLIDATED STATEMENTS OF EQUITY
For the Years Ended December 31, 2007, 2008 and 2009
(in thousands, except per share amounts)

	GIGAMEDIA SHAREHOLDERS
	Common shares			Accumulated other
	and additional paid-in capital		Accumulated	comprehensive	Noncontrolling
	Shares	Amount	deficit (Note 20)	income (loss)	interest	Total

Balance as of January 1, 2007	51,495	$289,495	$(128,439)	$(26,969)	$1,534	$135,621
Issuance of common shares from exercise of stock options and RSUs	1,979	2,733	—	—	—	2,733
Issuance of common shares for acquisition (Note 6)	226	2,703	—	—	—	2,703
Stock-based compensation	—	1,862	—	—	58	1,920
Adjustment for initial application of new guidance related to uncertain tax positions (Note 23)	—	—	(143)	—	—	(143)
Acquisitions and change in ownership interest of investments	—	—	—	—	6,811	6,811
Cash dividend to noncontrolling interest shareholders of variable interest entity	—	—	—	—	(200)	(200)
Net income	—	—	38,890	—	1,281	40,171
Components of other comprehensive income:
Change in unrealized gain (loss) on marketable securities	—	—	—	58	—	58
Defined benefit pension plan adjustment	—	—	—	(54)	—	(54)
Foreign currency translation adjustments	—	—	—	529	326	855

Total comprehensive income	—	—	—	—	—	41,030

Balance as of December 31, 2007	53,700	296,793	(89,692)	(26,436)	9,810	190,475
Issuance of common shares from exercise of stock options and RSUs	665	495	—	—	—	495
Stock-based compensation	—	2,733	—	—	79	2,812
Purchase of T2CN common shares from noncontrolling interest and T2CN buy back and cancellation of its common shares (Note 6)	—	—	—	—	(2,257)	(2,257)
Cash dividend to noncontrolling interest shareholders of variable interest entity	—	—	—	—	(300)	(300)
Net income	—	—	44,388	—	757	45,145
Components of other comprehensive income:
Change in unrealized gain (loss) on marketable securities	—	—	—	(282)	—	(282)
Defined benefit pension plan adjustment	—	—	—	95	—	95
Foreign currency translation adjustments	—	—	—	362	531	893

Total comprehensive income	—	—	—	—	—	45,851

Balance as of December 31, 2008	54,365	300,021	(45,304)	(26,261)	8,620	237,076
Issuance of common shares from exercise of stock options and RSUs	630	1,320	—	—	—	1,320
Stock-based compensation	—	3,150	—	—	127	3,277
Purchase of T2CN common shares from noncontrolling interest (Notes 1 and 6)	—	(112)	—	—	(173)	(285)
Cash dividend to noncontrolling interest shareholders of variable interest entity	—	—	—	—	(150)	(150)
Net loss	—	—	(49,085)	—	(6,795)	(55,880)
Components of other comprehensive loss:
Change in unrealized gain (loss) on marketable securities	—	—	—	67	—	67
Defined benefit pension plan adjustment	—	—	—	(68)	—	(68)
Foreign currency translation adjustments	—	—	—	1,017	(14)	1,003

Total comprehensive loss	—	—	—	—	—	(54,878)

Balance as of December 31, 2009	54,995	$304,379	$(94,389)	$(25,245)	1,615	$186,360

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2007, 2008 and 2009
(in thousands)

	2007	2008	2009

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$40,171	$45,145	$(55,880)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	3,184	4,031	4,358
Amortization	3,214	4,342	5,219
Stock-based compensation	1,862	2,780	3,277
Impairment loss on property, plant and equipment	—	—	1,250
Impairment loss on goodwill	—	—	14,103
Impairment loss on prepaid licensing fees and intangible assets	—	1,524	23,002
Provision for bad debt expenses	743	2,953	1,092
Gain on divestiture of business	—	(11,014)	—
Gain on sales of investment option rights	(498)	—	—
Gain on cancellation of prefered share call options	(1,069)	—	—
Loss on disposal of property, plant and equipment	134	282	31
Gain on sale of marketable securities	(205)	(400)	—
Loss on equity method investments	369	3,010	87
Impairment loss on marketable securities and investments	—	—	15,743
Other	(86)	300	25
Net changes in operating assets and liabilities, net of business acquisitions and divestitures:
Accounts receivable	(3,864)	465	(5,015)
Prepaid expenses	(2,316)	(4,373)	1,061
Other current assets	3,673	(2,304)	(553)
Accounts payable	(327)	33	(298)
Accrued expenses	2,893	2,326	2,243
Accrued compensation	1,991	(2,057)	386
Player account balances	17,609	5,691	2,187
Other current liabilities	(1,259)	336	1,500
Accrued pension liabilities	(62)	(167)	(25)
Prepaid licensing and royalty fees	(9,829)	(4,685)	(4,216)
Other	(165)	2,532	(941)

Net cash provided by operating activities	56,163	50,750	8,636

CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) decrease in restricted cash	(3,550)	4,122	187
Proceeds from disposal of marketable securities	20,151	25,095	—
Divestiture of business, net of cash transferred	4,930	16,471	1,006
Purchase of property, plant and equipment	(4,900)	(8,814)	(5,761)
Proceeds from disposal of property, plant and equipment	46	35	17
Proceeds from sales of investment option rights	580	—	—
Purchase of marketable securities	(26,552)	(24,746)	(7,052)
Purchase of investments	(1,827)	(190)	(2,612)
Purchase of intangible assets	(4,642)	(7,509)	(8,807)
Acquisitions, net of cash acquired	(13,983)	(4,642)	(285)
Increase in loan receivable	(2,500)	—	(637)
Decrease (increase) in refundable deposits	(610)	(5,862)	1,986
Other	(314)	(380)	(120)

Net cash used in investing activities	(33,171)	(6,420)	(22,078)

(Continued)

GIGAMEDIA LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
For the Years Ended December 31, 2007, 2008 and 2009
(in thousands)

	2007	2008	2009

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from (repayment of) short-term borrowings	20,126	(18,058)	7,261
Capital contribution received from non-controlling interest shareholders	30	—	—
Cash received from the exercise of stock options	2,733	495	1,320
Cash dividend to noncontrolling interest shareholders of variable interest entity	(200)	(300)	(150)
Other	(117)	(13)	(5)

Net cash provided by (used in) financing activities	22,572	(17,876)	8,426

Exchange difference	627	936	(356)

Cash balance included in assets held for sale and retained ownership of gaming software and service business	—	—	(35,015)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	46,191	27,390	(40,387)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	22,372	68,563	95,953

CASH AND CASH EQUIVALENTS AT END OF YEAR	$68,563	$95,953	$55,566

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid during the year	$621	$1,008	$388

Income tax paid during the year	$827	$1,412	$1,230

NON-CASH FINANCING AND INVESTING ACTIVITIES:
Change in unrealized holding gain (loss) on available-for-sale securities	$58	$(282)	$67

Accrual for investing in marketable securities	$2,204	—	—

Issuance of common shares for acquisition	$2,703	—	—

Divestiture of business — consideration receivable	—	1,006	—

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

NOTE 1.	BUSINESS OVERVIEW, BASIS OF PRESENTATION, AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a) Business Overview
GigaMedia Limited (referred to hereinafter as GigaMedia, our Company, we, us, or our) is a provider of online entertainment software and services, with headquarters in Taipei, Taiwan.
We conduct our online entertainment business in two business segments: our gaming software and service business, which develops and licenses software for online real-money gaming solutions and applications; and our online game and service business, which operates play-for-fun games online.
The gaming software and service business develops and licenses online poker and casino gaming software solutions and application services, primarily targeting continental European markets. As a software developer and support service provider, we offer software solutions for online gaming, which we license under a software license and support service contract. On December 15, 2009, GigaMedia entered into a Stock and Asset Purchase Agreement (the “SAPA”) with Mangas Gaming, a French Corporation, (“Mangas”) to sell 60 percent of our gaming software and service business in 2010. (See Note 5, “Assets and Liabilities Held for Sale”, for additional information).
The online game and service business operates a suite of play-for-fun online games and provides related services, mainly targeting online game players in Asia.
(b) Basis of Presentation
In September 2008, we sold the remaining portion of our legacy Internet access and service business (See Note 4, “Divestitures”, for additional information). The Internet access and service business has been accounted for as a discontinued operation under accounting principles generally accepted in the United States of America (“GAAP”) and, therefore, the results of operations of the Internet access and service business have been removed from our Company’s results of continuing operations for all periods presented.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
As a result of the SAPA entered into with Mangas in December 2009, 60 percent of substantially all of the operating assets of our gaming software and service business, including certain liabilities associated with these assets, are presented as held for sale as of December 31, 2009. The gaming software and service business does not qualify as a component that may be reported as discontinued operations due to our significant continuing involvement in the component after the disposal transaction. (See Note 5, “Assets and Liabilities Held for Sale”, for additional information).
Principles of Consolidation
The Consolidated Financial Statements include the accounts of GigaMedia and our wholly-owned and majority-owned subsidiaries after elimination of all inter-company accounts and transactions. In addition, the accounts of our Company’s variable-interest entities (“VIE”) as defined by the Financial Accounting Standards Board (“FASB”) are included in the Consolidated Financial Statements. (See Note 3, “Variable-Interest Entities”). The accounting policies for other less than majority-owned investments are described in Note 1 below within the paragraphs headed “Marketable Securities” and “Investments”.
Foreign Currency Translation
The Consolidated Financial Statements of our Company and our subsidiaries have been reported in U.S. dollars. Assets and liabilities denominated in non-U.S. currency are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at weighted-average rates of exchange prevailing during the year. Cumulative translation adjustments resulting from this process are charged or credited to other comprehensive income within equity. Gains and losses on foreign currency transactions are included in other income and expenses. Cumulative translation adjustments as of December 31, 2007, 2008 and 2009 were ($27) million, ($27) million, and ($26) million, respectively.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(c) Summary of significant accounting policies
Use of Estimates
The preparation of Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.
Revenue Recognition
General
Our Company recognizes revenues when persuasive evidence of an arrangement exists, delivery occurs or services are rendered, the sales price is fixed or determinable and collectability is reasonably assured.
We present the sales taxes assessed by governmental authorities on our revenue transactions on a net basis in our Consolidated Financial Statements.
Multiple-Element Arrangements
Our Company enters into multiple-element revenue arrangements, which may include any combination of services, software, and/or products. To the extent that a deliverable in a multiple-element arrangement is subject to specific accounting guidance, whether and/or how to separate multiple deliverable arrangements into separate units of accounting (separability) and how to allocate the arrangement consideration among those separate units of accounting (allocation) for that deliverable is accounted for in accordance with such specific guidance.
In addition to the aforementioned general policies, the following are the specific revenue recognition policies for each major category of revenue.
Gaming Software and Service Revenues
Gaming software and service revenues are related to software products we

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
develop and license and support services we provide for online real-money gaming solutions and applications.
The results of a software licensee of our Company, Ultra Internet Media, S.A. (“UIM”) have been incorporated into our Consolidated Financial Statements as UIM meets the criteria of VIE as defined by the FASB Accounting Standards Codification. UIM and GigaMedia are separately owned. (See Note 3, “Variable-Interest Entities”, for additional information). Our software licensing and support service revenues are based upon a percentage of gross receipts generated by UIM’s online gaming operations, and are recognized monthly. Software licensing and support service revenues we receive from providing such services to UIM have been eliminated in consolidation.
UIM generates revenues by providing and promoting online games of skill and chance that are available on its free download gaming software. We consider multiple-element revenue arrangements involving UIM’s provision of software and software-related elements to customers. UIM’s online gaming service is inseparable from the software element involved and UIM does not sell each element separately. UIM’s online gaming service does not involve significant production, modification, or customization of the gaming software. Revenues derived from UIM’s online gaming software platform are recognized at the time games are played and are net of player winnings. Transaction fee revenues derived from UIM’s online multi-player poker platform are recognized as services are provided.
Online Game and Service Revenues
Online game and service revenues are related to our online game and service business that operates play-for-fun games online in Asia.
Online game revenues are earned through the sale of online game points, pre-paid cards, and game packs. Virtual online game points are sold directly to end-users who can make the payments through credit cards, the Internet ATMs or telecommunication service operators. Physical pre-paid cards and game packs are sold through distributors and convenience stores. Proceeds from sales of physical cards and game packs, net of sales discounts, and online game points are deferred when received and revenue is recognized

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
upon the actual usage of the playing time or in-game virtual items by the end-users; over the estimated useful life of virtual items; or when the sold game points expire and can no longer be used to access the online games or products in accordance with our published game points expiration policy.
We report sales of virtual online game points on a gross basis. In the sales of virtual online game points, we act as principal and we have latitude in establishing price. Fixed percentage fees retained by service providers for payment processing related to our online game services are recognized as cost of online game revenues.
Online game and service revenues also include revenues derived from online advertising arrangements, sponsorship arrangements, or a combination of both. These service arrangements allow advertisers to place advertisements on particular areas of our Company’s websites and online game platforms over a stated period of time. Service revenues from online advertising arrangements are recognized ratably over the displayed period of the contract when the collectability is reasonably assured.
Revenue Included within Discontinued Operations
For 2007, 2008 and 2009, a portion of our Company’s revenue was generated from our Internet access and service business. We disposed of the remaining portion of our Internet access and service business in September 2008, and as a result, have classified the income from these revenue-generating activities as part of discontinued operations. (See Note 4, “Divestitures”, for additional information).
Our Internet access and service business revenues were recorded net of discounts and net of fees paid to cable partners, and were recognized on a straight-line basis over the subscription period or for the period in which the service was performed. Any advanced payment receipts were recorded as deferred revenues included in other current liabilities in our Consolidated Balance Sheets and were amortized over the subscription period. The sale of other Internet access-related products and rental income from the lease of Internet access-related equipment to subscribers were recognized when products were delivered or services were provided.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
Player Account Balances
Player account balances are related to player deposits from our gaming software and service business. Player account balances are presented as current liabilities, which are first accrued for in full upon the receipt of player deposits, and increased or decreased based on player activities, including player wins or losses, withdrawals and refunds. (See Note 5, “Assets and Liabilities Held for Sale”, for additional information).
Deferred Revenues
Deferred revenues are included in other current liabilities, and consist of the prepaid income related to our online game and service business.
Operating Costs
Operating costs primarily consist of processing costs, online game royalties, bandwidth, production costs for prepaid game cards and game packs, amortization of intangible assets, customer service department costs, depreciation, maintenance and other overhead expenses directly attributable to our gaming software and service revenues and online game and service revenues.
Prepaid Licensing and Royalty Fees
Our Company, through our subsidiaries and VIE subsidiaries, routinely enters into agreements with licensors to acquire licenses for using, marketing, distributing, selling and publishing of multi-player online games.
Prepaid licensing fees paid to licensors are capitalized when technological feasibility is achieved, and amortized on a straight-line basis over the shorter of the useful economic life of the relevant online game or license period, which is usually within two to five years. The annual amortization is modified if the amount computed using the ratio that current gross revenues for a game license bear to the total of current and anticipated future gross revenues for that game license is greater than the amount computed using the straight-line method.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
Prepaid royalty fees and related costs are recognized in the period in which the related online game revenue is recognized.
Fair Value Measurement
We adopted the guidance issued by FASB for fair value measurements and the fair value option for financial assets and financial liabilities on January 1, 2008. We did not record an adjustment to retained earnings as a result of the adoption of the guidance for fair value measurements, and the adoption did not have a material impact on our Consolidated Financial Statements. The guidance for the fair value option for financial assets and financial liabilities provides companies the irrevocable option to measure many financial assets and liabilities at fair value with changes in fair value recognized in earnings. Our Company has not elected to measure any financial assets or liabilities at fair value that were not previously required to be measured at fair value.
Our Company generally determines or calculates the fair value of financial instruments using quoted market prices in active markets when such information is available or using appropriate present value or other valuation techniques, such as discounted cash flow analyses, incorporating adjusted available market discount rate information and our Company’s estimates for non-performance and liquidity risk. These techniques rely extensively on the use of a number of assumptions, including the discount rate, credit spreads, and estimates of future cash flows. (See Note 10, “Fair Value Measurement”, for additional information).
Cash Equivalents
Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and so near to their maturity that they present relatively insignificant risk from changes in interest rates. Commercial paper, negotiable certificates of deposit, time deposits and bank acceptances with original maturities of three months or less are considered to be cash equivalents.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
Marketable Securities
All of our Company’s investments in marketable securities are classified as available-for-sale. These marketable securities are stated at fair value with any unrealized gains or losses recorded in accumulated other comprehensive income (loss) within equity until realized.
Other-than-temporary impairments, if any, are charged to non-operating expense in the period in which the loss occurs. In determining whether an other-than-temporary impairment has occurred, our Company primarily considers, among other factors, the length of the time and the extent to which the fair value of an investment has been less than cost. When an other-than-temporary loss is recorded, the fair value of the investment becomes the new cost basis of the investment and is not adjusted for subsequent recoveries in fair value. Realized gains and losses also are included in non-operating income and expense in the Consolidated Statements of Operations. (See Note 10, “Fair Value Measurements”, for additional information).
Investments
Equity investments in non-publicly traded securities of companies over which our Company has no ability to exercise significant influence are accounted for under the cost method. The equity investments accounted for under the cost method as of December 31, 2008 and 2009 totaled $1,830 thousand and $3,255 thousand, respectively.
Equity investments in companies over which our Company has the ability to exercise significant influence but does not hold a controlling interest are accounted for under the equity method and our Company’s income or loss on equity method investments is recorded in non-operating income or expenses. The difference between the cost of the acquisition and our Company’s share of the fair value of the net identifiable assets is recognized as goodwill and is included in the carrying amount of the investment. When our Company’s carrying value in an equity method investee is reduced to zero, no further losses are recorded in our Consolidated Financial Statements unless our

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
Company guaranteed obligations of the investee or has committed additional funding. When the investee subsequently reports income, our Company will not record its share of such income until it equals the amount of its share of losses not previously recognized.
The equity investments accounted for under the equity method as of December 31, 2008 and 2009 totaled $75 thousand and $222 thousand, respectively.
As of December 31, 2008, we had an investment in CJIT2 Holding Limited and Taiwan E-Sport League Co., Ltd (“E-Sport”) representing an approximate 23 percent and 20 percent ownership interest, respectively, which we accounted for under the equity method of accounting. In June 2009, our ownership interest in E-Sport decreased to 15 percent after E-Sport issued additional shares. As a result of this transaction, we no longer have the ability to exercise significant influence over E-sport. Therefore, subsequent to June 2009, we applied the cost method of accounting to our investment in E-sport.
As of December 31, 2009, we had an investment in CJIT2 Holding Limited and Digiforce Co., Ltd. representing an approximate 23 percent and 30 percent ownership interest, respectively, which we accounted for under the equity method of accounting.
During 2008 and 2009, we recognized our share of losses under the equity method of accounting of $3,010 thousand and $87 thousand, respectively.
Unrealized losses that are considered other-than-temporary, if any, are charged to non-operating expenses. Realized gains and losses, measured against carrying amount, are also included in non-operating income and expenses in the Consolidated Statements of Operations. (See Note 10, “Fair Value Measurements”, for additional information).
Allowance for Doubtful Accounts
An allowance for doubtful accounts is provided based on an evaluation of the collectability of notes receivable, accounts receivable, and other receivables.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
An allowance for doubtful accounts is also provided, when considered necessary, to loans receivable. We review the collectability of loans receivable on an individual basis and the evaluation primarily consists of an analysis based upon current information available about the borrower.
For those accounts in which a loss is probable, we record a specific reserve. Receivable losses are charged against the allowance when the Company believes the uncollectability of the receivable is confirmed. Subsequent recoveries, if any, are credited to the allowance.
Property, Plant and Equipment
Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis over useful lives that correspond to categories as follows:

Categories	Years
Buildings	50
Information and communication equipment	2 to 5
Office furniture and equipment	3 to 5
Leasehold improvements	2 to 5
Leasehold improvements are depreciated over the life of the lease or the economic useful life of the assets, whichever is shorter. Improvements and replacements are capitalized and depreciated over their estimated useful lives, while ordinary repairs and maintenance are expensed as incurred.
In September 2008, we entered into agreements to lease certain of our Company’s land and buildings to a third party under an operating lease, which expires no later than September 2010. As of December 31, 2008 and 2009, the carrying amount of the land and buildings under lease was $1.6 million and $1.2 million, respectively. The rental income under the operating lease amounted to $21 thousand and $50 thousand for 2008 and 2009, respectively. The minimum rental income to be received under this operating lease is $20 thousand in 2010.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
Acquisitions
Before January 1, 2009, our Company accounted for its business acquisitions using the purchase method as required by the FASB. Under the purchase method, the acquiring company allocates the purchase price to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition, including intangible assets that can be identified. The purchase price in excess of the fair value of the net assets and liabilities identified is recorded as goodwill. Business acquisitions that our Company enters into after January 1, 2009 are being accounted for in accordance with the new accounting guidance issued by the FASB using the acquisition method. Under the new accounting guidance, our Company recognizes and measures the identifiable assets acquired, the liabilities assumed and any noncontrolling interest at their acquisition-date fair values, with limited exceptions. Acquisition-related costs will be generally expensed as incurred.
Intangible Assets and Goodwill
Intangible assets with finite lives are amortized by the straight-line method over their estimated useful lives, ranging from three to nine years. Intangible assets with indefinite useful lives are not amortized. Goodwill is not amortized.
Impairment of Intangible Assets, Goodwill and Long-Lived Assets
Potential impairment of intangible assets with indefinite useful lives is evaluated, at the reporting unit level, at least annually, or whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable from its related future undiscounted cash flows. Impairment is measured as the difference between the carrying amounts and the fair value of the assets, and is recognized as a loss from operations.
Potential impairment of goodwill is tested annually, or sooner when circumstances indicate an impairment may exist, using a fair-value approach at the reporting unit level. A reporting unit is the operating segment, or a business, which is one level below that operating segment (the “component” level) if discrete financial information is prepared and regularly reviewed by management at the segment level. Components are aggregated as a single reporting unit if they have similar economic characteristics.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
Potential impairment of long-lived assets other than goodwill and intangible assets not being amortized (which includes prepaid licensing and royalty fees) is evaluated, at least annually, or whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable from its related future undiscounted cash flows. If such assets are considered to be impaired, the impairment to be recognized is measured by the extent to which the carrying amounts of the assets exceeds the fair value of the assets. When an impairment is identified, the carrying amount of the asset is reduced to its estimated fair value, and is recognized as a loss from operations. (See Note 10, “Fair Value Measurement”, for additional information).
Software Cost
Costs to develop our gaming software and online game products are capitalized after technological feasibility has been established, and when the product is available for general release to customers, costs are expensed. Costs incurred prior to the establishment of technological feasibility are expensed when incurred and are included in product development and engineering expenses. Capitalized amounts are amortized using the straight-line method, which is applied over the useful economic life of the software, ranging from three to five years. The annual amortization is modified if the amount computed using the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product is greater than the amount computed using the straight-line method.
We capitalize certain costs incurred to purchase or to internally create and implement internal-use computer software, which includes software coding, installation, testing and certain data conversion. These capitalized costs are amortized on a straight-line basis over the shorter of the useful economic life of the software or its contractual license period, which range from three to five years.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
Product Development and Engineering
Product development and engineering expenses primarily consist of research compensation, depreciation, and amortization, and are expensed as incurred.
Advertising
Direct-response advertising costs incurred related to the acquisition or origination of a customer relationship are capitalized and deferred. The deferred costs are recognized in the Consolidated Statements of Operations over the estimated lives of customer relationships. Costs of communicating advertising are recorded as expenses as advertising airtime is used. Other advertising expenditures are expensed as incurred.
Advertising expenses incurred in 2007, 2008 and 2009 totaled $50.1 million, $60.1 million and $63.6 million, respectively (including $28 thousand, $42 thousand, and $0 reported in discontinued operations in 2007, 2008 and 2009, respectively). As of December 31, 2008 and 2009, prepaid advertising amounted to $8.3 million and $6.8 million, respectively (of which $6.8 million is included in assets held for sale and retained ownership of gaming software and service business, see Note 5, “Assets and Liabilities Held for Sale”, for additional information).
Leases
Leases for which substantially all of the risks and rewards of ownership remain with the leasing company are accounted for as operating leases. Payments made under operating leases, net of any incentives received by our Company from the leasing company, are charged to the Consolidated Statements of Operations on a straight-line basis over the lease periods.
Share-Based Compensation
Share-based compensation represents the cost related to share-based awards granted to employees. We measure share-based compensation cost at the grant date, based on the estimated fair value of the award. Share-based compensation is recognized for the portion of the award that is ultimately expected to vest and the cost is amortized on a straight-line basis (net of estimated forfeitures) over the vesting period. Our Company estimates the fair

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
value of stock options using the Black-Scholes valuation model. The cost is recorded in operating costs and operating expenses in the Consolidated Statement of Operations based on the employees’ respective function.
For shares and stock options granted to non-employees, we measure the fair value of the equity instruments granted at the earlier of the performance commitment date or when the performance is completed.
Retirement Plan and Net Periodic Pension Cost
Under our defined benefit pension plan, net periodic pension cost, which includes service cost, interest cost, expected return on plan assets, amortization of unrecognized net transition obligation and gains or losses on plan assets, is recognized based on an actuarial valuation report. We recognize the funded status of pension plans and non-pension post-retirement benefit plans (retirement-related benefit plans) as an asset or a liability in the Consolidated Balance Sheets.
Under our defined contribution pension plans, net periodic pension cost is recognized as incurred.
Comprehensive Income (Loss)
Comprehensive income (loss) is recorded as a component of equity. Our Company’s comprehensive income (loss) consists of net income or loss, foreign currency translation adjustments, changes in unrealized holding gains and losses on marketable securities, and unrecognized actuarial gains or losses related to our defined benefit pension plan.
Accounting for Income Taxes
The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities. We recognize the tax benefit from the purchase of equipment and technology, research and development expenditures, employee training, and certain equity investments using the flow-through method. Loss carryforwards and investment credits are measured using the enacted tax rate and laws that will

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that will more-likely-than-not be realized. In assessing the likelihood of realization, management considers estimates of future taxable income.
In addition, we recognize the financial statement impact of a tax position when it is more-likely-than-not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that has greater than a 50 percent likelihood of being realized upon ultimate settlement. The interest and penalties are reflected as income taxes expenses in the Consolidated Financial Statements.
Earnings Per Share
Basic earnings per share is computed by dividing the net income available to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing the net income for the period by the weighted average number of common shares and potential common shares outstanding during the period. Potential common shares, composed of incremental common shares issuable upon the exercise of warrants and options in all periods, are included in the computation of diluted earnings per share to the extent such shares are dilutive. Diluted EPS also takes into consideration the effect of diluted securities issued by subsidiaries. In a period in which a loss is incurred, only the weighted average number of common shares issued and outstanding is used to compute the diluted loss per share as the inclusion of potential common shares would be antidilutive. Therefore, for the year ended December 31, 2009, basic and diluted earnings per share are the same.
Noncontrolling Interest
We adopted the new accounting guidance issued by the FASB for noncontrolling interest on January 1, 2009. This guidance requires that the noncontrolling interest in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
and losses attributable to the noncontrolling interest and changes in ownership interests in a subsidiary and requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners. As a result, we have retrospectively applied the presentation and disclosure requirements of the new standard and adjusted prior periods for comparative purposes as required. Changes in our Company’s ownership interest in a subsidiary that do not result in deconsolidation are accounted for as equity transactions. Any retained noncontrolling equity investment upon the deconsolidation of a subsidiary is initially measured at fair value.
Noncontrolling interest includes 100 percent of the common stock of UIM held by third-party shareholders. UIM was deemed a VIE as our Company was considered the primary beneficiary of UIM. Therefore, we have incorporated the results of UIM into our Consolidated Financial Statements, even though we do not own any of UIM’s equity. (See Note 3, “Variable-Interest Entities”, for more information).
Noncontrolling interest also includes 30 percent of the common stock of Dragongate Enterprises Limited (“Dragongate Enterprises”), which is held by Cyber Gateway Pte. Ltd. (“Cyber Gateway”), which is 100 percent owned by Infocomm Asia Holdings Pte. Ltd. (“Infocomm Asia”). We also own 500,000 voting convertible preferred shares of Infocomm Asia.
Beginning in June 2007, we consolidated T2CN Holding Limited (“T2CN”), which is included in the online game and service business. As of December 31, 2008 and 2009, noncontrolling interest also includes 33.71 percent and 32.91 percent, respectively, of the common stock of T2CN, which is held by third-party shareholders. (See Note 6, “Acquisitions”, for more information).
In 2009, we adjusted additional paid-in capital by $112 thousand in connection with the purchase of 520,000 common shares of T2CN. In accordance with the new accounting guidance, we did not change the amounts recognized in our Company’s Consolidated Financial Statements for acquisitions or dispositions of noncontrolling interests that occurred before January 1, 2009. As a result, their were no changes to GigaMedia’s additional paid-in capital relating to

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
transfers to and from the non-controlling interest for 2007 and 2008, as we accounted for these under the purchase method in accordance with previous accounting guidance.
Reclassification
The presentation of certain prior years’ information has been reclassified to conform with current year presentations.
Recent Accounting Pronouncements
In January 2010, the FASB issued additional disclosure requirements for fair value measurements. In accordance with the new guidance, the fair value hierarchy disclosures are to be further disaggregated by class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. In addition, significant transfers between Levels 1 and 2 of the fair value hierarchy will be required to be disclosed. These additional requirements will be effective for our Company on January 1, 2010. These amendments will not have a material impact on our Consolidated Financial Statements, however they will require additional disclosures. In addition, the guidance requires more detailed disclosures of the changes in Level 3 instruments. These changes will be effective for our Company on January 1, 2011 and are not expected to have a material impact on our Consolidated Financial Statements.
In October 2009, the FASB issued amended revenue recognition guidance for arrangements with multiple deliverables. The new guidance eliminates the residual method of revenue recognition and allows the use of management’s best estimate of selling price for individual elements of an arrangement when vendor-specific objective evidence (VSOE), vendor objective evidence (VOE) or third-party evidence (TPE) is unavailable. The changes will be effective for our Company on January 1, 2011. The adoption is not expected to have a material effect in our Consolidated Financial Statements.
In October 2009, the FASB issued guidance which amends the scope of existing software revenue recognition accounting. Tangible products

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
containing software components and non-software components that function together to deliver the product’s essential functionality would be scoped out of the accounting guidance on software and accounted for based on other appropriate revenue recognition guidance. This guidance must be adopted in the same period that our Company adopts the amended accounting for arrangements with multiple deliverables described in the preceding paragraph. The changes will be effective for our Company on January 1, 2011. The adoption is not expected to have a material effect on our Consolidated Financial Statements.
In July 2009, the FASB issued the FASB Accounting Standards Codification (the “Codification”). The Codification became the single source of authoritative nongovernmental U.S. GAAP, superseding existing FASB, American Institute of Certified Public Accountants (“AICPA”), Emerging Issues Task Force (“EITF”) and related literature. The Codification eliminates the previous U.S. GAAP hierarchy and establishes one level of authoritative GAAP. All other literature is considered non-authoritative. The Codification was effective for annual periods ending after September 15, 2009. Our Company adopted the Codification accordingly and there was no material impact to our Consolidated Financial Statements.
In June 2009, the FASB issued amendments to the accounting rules for VIEs and for transfers of financial assets. The new guidance for VIEs eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity and requires ongoing qualitative reassessments of whether an enterprise is the primary beneficiary. In addition, qualifying special purpose entities (“QSPEs”) are no longer exempt from consolidation under the amended guidance. The amendments also limit the circumstances in which a financial asset, or a portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented, and/or when the transferor has continuing involvement with the transferred financial asset. These changes will be effective for our Company on January 1, 2010. We are in the process of evaluating what effect, if any, the adoption may have in our Consolidated Financial Statements.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
In May 2009, the FASB issued guidelines on subsequent event accounting which set forth: 1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; 2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and 3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. These guidelines were effective for annual periods ending after June 15, 2009. In February 2010, the FASB amended this standard whereby companies that file with the Securities and Exchange Commission (“SEC”), like our Company, are required to evaluate subsequent events through the date the financial statements are issued, but are no longer required to disclose in the financial statements that they have done so or disclose the date through which subsequent events have been evaluated. Our Company adopted the guidance accordingly, and there was no impact to our Consolidated Financial Statements.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
NOTE 2. EARNINGS PER SHARE
The following table provides a reconciliation of the denominators of the basic and diluted per share computations:

(in US$ thousands)	2007	2008	2009

Weighted average outstanding shares
Basic	52,876	54,110	54,524
Effect of dilutive securities
Employee share-based compensation	7,146	6,042	—

Diluted	60,022	60,152	54,524

Options to purchase 5,115 thousand shares of common stock were not included in dilutive securties for the year ended December 31, 2009, as the effect would be anti-dilutive.
NOTE 3. VARIABLE-INTEREST ENTITIES
UIM
Our Company entered into a software license and support service contract with UIM to provide Internet software and support services for UIM’s online gaming operations. The contract allows us to charge a percentage of UIM gross receipts resulting from UIM’s online gaming operations. The percentage of gross receipts varies depending upon the software and support services provided to UIM. We analyzed our contractual relationships with UIM and determined that we were and continue to be the primary beneficiary of UIM. As a result of such determination, we have incorporated the results of UIM into our Consolidated Financial Statements, even though we do not own any of UIM’s equity, and recorded goodwill arising from the consolidation of UIM totaling $209 thousand. The net assets (liabilities), total assets and total liabilities of UIM were approximately $448 thousand, $87.4 million and $86.9 million, respectively, as of December 31, 2008, and $(932) thousand, $82.9 million and $83.8 million, respectively, as of December 31, 2009. For the years ended December 31, 2007, 2008 and 2009, total revenue and net income (loss) of UIM were as follows:

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(in US$ thousands)	2007	2008	2009
Total revenue	$118,650	$144,765	$112,694

Net income (loss)	$348	$(206)	$(1,226)

T2CN
Beginning in June 2007, we consolidated T2CN. Pursuant to various agreements entered into between T2CN, Shanghai T2 Entertainment Co., Ltd. (“T2 Entertainment”), Shanghai T2 Advertisement Co., Ltd. (“T2 Advertisement”) and the equity owners of T2 Entertainment and T2 Advertisement, T2CN generally has control and the risks and rewards of ownership of T2 Entertainment and T2 Advertisement and is considered the primary beneficiary of T2 Entertainment and T2 Advertisement. T2 Entertainment and T2 Advertisement were established to hold the necessary licenses for our participation in online game and related advertisement services in the People’s Republic of China (“PRC”). Accordingly, from the date that we consolidated T2CN, the results of T2 Entertainment and T2 Advertisement are included in the accompanying Consolidated Financial Statements.
In November 2007, T2CN entered into various agreements with Shanghai Jinyou Network & Technology Co., Ltd. (“Jinyou”) and the equity owners of Jinyou. The agreements provided for T2CN to obtain conditional effective and enforceable clauses upon acquiring an Internet Content Provider (“ICP”) license by Jinyou. Jinyou was established to hold the necessary licenses for our participation in online games in the PRC. In September 2008, Jinyou acquired the ICP license and the above agreements became effective. T2CN generally has control and the risks and rewards of ownership of Jinyou and is considered the primary beneficiary of Jinyou. Accordingly, the results of Jinyou are included in the accompanying Consolidated Financial Statements starting from September 2008.
Details of certain key agreements between T2CN and its VIEs are as follows:
Shareholder Voting Rights Proxy Agreements. The shareholders of T2 Entertainment, T2 Advertisement and Jinyou entered into Shareholder Voting

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
Rights Proxy Agreements with T2CN Information Technology (Shanghai) Co., Ltd. (“T2CN Technology”), under which each shareholder irrevocably granted T2CN Technology the power to exercise all voting rights to which they were entitled as shareholders of T2 Entertainment, T2 Advertisement and Jinyou.
Exclusive Equity Transfer Call Agreements. T2CN entered into exclusive equity transfer call agreements with each of the shareholders of T2 Entertainment, T2 Advertisement and Jinyou, under which the parties irrevocably agreed that, at T2CN’s sole discretion, it will be entitled to acquire all or part of the equity interests in T2 Entertainment, T2 Advertisement and Jinyou, to the extent as permitted by the then-effective PRC laws and regulations.
Exclusive Technical Service and Consultancy Agreement. T2CN Technology and T2 Entertainment, T2 Advertisement and Jinyou entered into certain exclusive technical service and consultancy agreements whereby T2CN Technology provides T2 Entertainment, T2 Advertisement and Jinyou with technical consulting and related services and information services. T2CN Technology is the exclusive provider of these services. The initial term of these agreements is seventeen to eighteen years. In consideration for those services, T2 Entertainment, T2 Advertisement and Jinyou agreed to pay service fees to T2CN Technology. The service fees are eliminated upon consolidation.
Equity Pledge Agreements. To secure the full performance of their respective obligations under a related exclusive technical service and consultancy agreement and shareholder voting rights proxy agreements, the shareholders of T2 Entertainment, T2 Advertisement and Jinyou have pledged all of their equity interests in T2 Entertainment, T2 Advertisement and Jinyou to T2CN Technology under equity pledge agreements.
The net assets, total assets and total liabilities in the aggregate of T2 Entertainment, T2 Advertisement and Jinyou were approximately $3.3 million, $17.5 million and $14.2 million, respectively, as of December 31, 2008, and $1.6 million, $18.2 million and $16.6 million, respectively, as of December 31, 2009. For the years ended December 31, 2007, 2008 and 2009, total revenue and net income (loss) in the aggregate of T2 Entertainment, T2 Advertisement and Jinyou were as follows:

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(in US$ thousands)	2007	2008	2009
Total revenues	$14,973	$20,312	$18,673

Net income (loss)	$2,429	$1,571	$(2,990)

NOTE 4. DIVESTITURES
In September 2008, we completed the sale of our Internet access and service business, which included 100 percent of our wholly-owned subsidiaries, Koos Broadband Telecom Co., Ltd. (“KBT”) and Hoshin Multimedia Center Inc., as well as certain assets and liabilities related to our Internet access and service business, for a total transaction price of $20.0 million.
The transaction price, net of transaction costs, price adjustments and cash transferred, was approximately $16.5 million. The after-tax gain from the sale of the Internet access and service business was approximately $9.8 million.
An amount of $2.5 million of the transaction price was deposited into an escrow account established with the escrow agent for an agreed period, to be available for any price adjustment payment, severance payment, and indemnification payment set forth in the agreements. As of December 31, 2008, the escrow account balance was approximately $2.1 million after payment of the severance payment. The escrow account was released in September 2009.
In addition to the above purchase price, we may be entitled to receive additional cash payments of $3.0 million and $2.0 million if the Internet access and service business that we sold achieves certain earn-out targets by September 2009 and 2010. The earn-out targets are to be determined by future gross profits in accordance with a formula and timeline set forth in the agreements. As of December 31, 2009, we did not accrue any additional receivable for the sale of the Internet access and service business since the earn-out target for the first period ended September 2009 was not achieved.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
Results for the Internet access and service operations are reported as discontinued operations in 2007, 2008 and 2009. In 2008, income from discontinued operations was $9.4 million, which included an after-tax loss from the Internet access and service business of $0.4 million and an after-tax gain on the sale of the business of $9.8 million.
Summarized selected financial information for discontinued operations is as follows:

(in US$ thousands)	2007	2008	2009
Revenue	$15,164	$9,289	$159

Income (loss) from discontinued operations before tax	$1,090	$(593)	$222
Gain on sale of the discontinued operations before tax	—	11,014	—
Income tax expenses	(2)	(986)	—

Income from discontinued operations	$1,088	$9,435	$222

Major classes of assets and liabilities which comprised the Internet access and service business at the date of disposal, September 2008, included the following:

(in US$ thousands)
Cash	$493
Accounts receivable	2,325
Other current assets	1,125
Property and equipment	4,328
Other assets	165

Total assets	$8,436

Accounts payable	$1,056
Other current liabilities	759
Noncurrent liabilities	672

Total liabilities	$2,487

NOTE 5. ASSETS AND LIABILITIES HELD FOR SALE
On December 15, 2009, GigaMedia entered into an agreement with Mangas to sell 60 percent of substantially all of the assets and liabilities of its gaming software and service business, for approximately $100 million in cash, subject

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
to certain adjustments. The closing of the sale occurred on April 8, 2010. The sale of the remaining 40 percent will be subject to a put and call mechanism in place between GigaMedia and Mangas, as defined in the agreement. GigaMedia will have the option to put all or part of its remaining 40 percent to Mangas in each of 2013, 2014, and 2015 at a mutually agreed upon price considering all relevant facts and circumstances after the end of each year. If the put option owned by GigaMedia is not fully exercised, Mangas will have the option to call the remaining interest held by GigaMedia in each of 2015 and 2016. (See Note 25, “Commitments and Contingencies”, for additional information).
As of December 31, 2009, substantially all of the assets and liabilities in our gaming software and service business were reclassified to assets and liabilities held for sale. The assets and liabilities held for sale balances were reduced by 40 percent, which represents the ownership interest that we retained in the gaming software and service business and recorded as “Retained ownership of gaming software and service business”, which amounted $26.0 million as of December 31, 2009. Therefore, the accompanying Consolidated Balance Sheet at December 31, 2009 includes the following:

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(in US$ thousands)
Assets Held for Sale-Current
Cash	$35,015
Accounts receivable	15,817
Prepaid expenses	7,609
Other current assets	632
Less: retained ownership	(23,629)

$35,444

Assets Held for Sale-Noncurrent
Property, plant and equipment	$7,358
Goodwill	29,243
Intangible assets	11,368
Other assets	4,199
Less: retained ownership	(20,867)

$31,301

Liabilities Held for Sale-Current
Accounts payable	$11
Accrued compensation	1,076
Accrued expenses	6,869
Player account balances	35,015
Other current liabilities	1,126
Less: retained ownership	(17,639)

$26,458

Liabilities Held for Sale-Noncurrent
Other liabilities	$2,266
Less: retained ownership	(906)

$1,360

In accordance with the FASB accounting standards codification, the amount of goodwill to be included in the assets held for sale and the retained ownership is based on the relative fair values of the business to be sold and the portion of the business that will be retained.
The 40 percent ownership interest that we retained in the gaming software and service business is included in our Consolidated Balance Sheet as of December 31, 2009 as follows:

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(in US$ thousands)
Retained ownership of gaming software and service business:
Current assets	$23,629
Noncurrent assets	20,867
Current liabilities	(17,639)
Noncurrent liabilities	(906)

$25,951

NOTE 6. ACQUISITIONS
Beginning in June 2007, we consolidated T2CN. T2CN is an operator and provider of online sport games in the PRC. We acquired T2CN in order to enhance our position in the online game market in Asia. This primary factor among others, contributed to a purchase price in excess of the fair market value of the net tangible assets and intangible assets acquired.
As of December 31, 2008 and 2009, we owned 43,113,681 and 43,633,681 common shares of T2CN, which represents a controlling interest of 66.29 percent and 67.09 percent, respectively, of the total outstanding voting rights of T2CN.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
The following summarizes our acquisitions of T2CN during the period from 2006 to 2009:
(in US$ thousands)

				Accumulated
Date of acquisition	Purchase Price		Description	voting interest
2006	$15,000		Purchased 7,500,000 convertible	19.02%
			voting preferred shares
2007	$23,736	*	Acquired 38,613,681 common	58.11%
			shares (including convertible
			voting preferred shares converted
			into common shares) in total
2008	$3,375		Purchased 4,500,000 common	65.68%
			shares
2009	$285		Purchased 520,000 common	67.09%
			shares

*	Includes the issuance of 226,385 common shares of GigaMedia, valued at approximately $2.7 million.
(a) Acquisition in 2007
In connection with the step acquisitions through July 2007, we recorded goodwill of $29.4 million. Such goodwill amount is non-deductible for tax purposes. Since June 1, 2007, results of T2CN’s operations have been included in our Consolidated Financial Statements under the online game and service business.
The purchase price allocation was determined based on management’s estimate of the fair value of T2CN in connection with the acquisitions. The purchase price allocation of the acquisition was as follows:

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	Amortization life
(in US$ thousands)	(in years)	Amount
Cash acquired		$11,773
Marketable securities / Investments		3,724
Other current assets		5,892
Fixed assets / non-current assets		3,717
Intangible assets
Capitalized software cost	3.5~5	2,974
Goodwill	N/A	29,354

Total assets acquired		57,434

Current liabilities		11,500
Noncurrent liabilities		1,050
Noncontrolling interest		6,171

Total liabilities assumed		18,721

Total purchase price		$38,713

The following unaudited pro-forma information presents a summary of the results of operations of our Company for the year ended December 31, 2007 as if we controlled 58.11 percent of the total outstanding voting rights of T2CN and consolidated T2CN as of January 1, 2007.

(in US$ thousands,
except per share figures)	(Unaudited)
Net revenue	$172,473
Income from operations	38,617
Net income	38,980
Basic earnings per share	0.74
Diluted earnings per share	0.65
The unaudited pro forma supplemental information is based on estimates and assumptions, which we believe are reasonable; it is not necessarily indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been realized had we been a combined company during all of 2007. The above unaudited pro-forma financial information includes adjustments for the amortization of identified intangible assets.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(b) Acquisition in 2008
In connection with the purchase of additional common shares of T2CN in May 2008, we recorded additional goodwill of $1.7 million. Such goodwill amount is non-deductible for tax purposes. We also recorded additional identified intangible assets of $136 thousand which are being amortized on a straight-line basis over their useful lives of three years.
In addition, T2CN bought back and cancelled part of its common shares owned by independent third parties for $1.3 million during 2008, resulting in an increase of our ownership interest in T2CN from 65.68 percent to 66.29 percent, and we recorded additional goodwill of $511 thousand.
(c) Acquisition in 2009
In connection with the purchase of additional common shares of T2CN in August 2009, which resulted an increase of our ownership interest in T2CN to 67.09 percent, we adjusted additional paid-in capital by $112 thousand, in accordance with the new accounting guidance issued by the FASB.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
NOTE 7. GOODWILL
The following table summaries the changes to our Company’s goodwill by segment:

	Gaming software	Online game
(in US$ thousands)	and service	and service	Total
Balance as of December 31, 2007	$29,243	$55,906	$85,149
Acquisition-T2CN (Note 6)	—	1,738	1,738
Other adjustment	—	511	511
Translation adjustment	—	(300)	(300)

Balance as of December 31, 2008	29,243	57,855	87,098
Impairment charge (Note 10)	—	(14,103)	(14,103)
Goodwill included in assets held for sale and retained ownership of gaming software and service business (Note 5)	(29,243)	—	(29,243)
Translation adjustment	—	665	665

Balance as of December 31, 2009	$—	$44,417	$44,417

NOTE 8. INTANGIBLE ASSETS — NET
The following table summarizes our Company’s intangible assets, by major asset class:

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	December 31, 2009
	Gross carrying	Accumulated
(in US$ thousands)	amount	amortization	Net
Completed technology	$2,363	$(1,350)	$1,013
Trade name, trademark and non-competition agreement	11,160	(15)	11,145
Capitalized software cost	8,633	(5,137)	3,496
Customer relationships	5,695	(2,531)	3,164
Other	115	(9)	106

Total	$27,966	$(9,042)	$18,924

	December 31, 2008
	Gross carrying	Accumulated
(in US$ thousands)	amount	amortization	Net
Completed technology	$3,605	$(2,288)	$1,317
Trade name, trademark and non-competition agreement	11,774	(539)	11,235
Capitalized software cost	19,077	(6,435)	12,642
Customer relationships	5,555	(1,852)	3,703
Other	66	(33)	33

Total	$40,077	$(11,147)	$28,930

Intangible assets include trade name assets of approximately $11.1 million which are not amortized. The remaining intangible assets are amortized over their estimated useful lives ranging from three to nine years, and the overall weighted-average life is 5.9 years.
For the years ended December 31, 2007, 2008 and 2009, total amortization expenses of intangible assets were $3.0 million, $4.1 million, and $5.1 million, respectively (including $5 thousand, $20 thousand and $0 reported in discontinued operations in 2007, 2008 and 2009, respectively), which includes amortization of capitalized software costs of $1.9 million, $3.0 million, and $3.9 million. As of December 31, 2009, based on the current amount of intangibles subject to amortization, the estimated amortization expense for each of the succeeding five years is as follows:

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

Amount
(in US$ thousands)
2010	$2,335
2011	2,096
2012	1,906
2013	821
2014	680

$7,838

NOTE 9. PREPAID LICENSING AND ROYALTY FEES
The following table summarizes changes to our Company’s prepaid licensing and royalty fees:

	Decemeber 31,
(in US$ thousands)	2008	2009
Beginning balance	$16,739	$20,540
Additions	6,968	5,484
Amortization of licensing and royalty costs	(3,833)	(2,146)
Impairment charges (Note 10)	—	(18,301)
Translation adjustment	666	(20)

Balance as of December 31, 2009	$20,540	$5,557

NOTE 10. FAIR VALUE MEASUREMENTS
The accounting framework for determining fair value includes a hierarchy for ranking the quality and reliability of the information used to measure fair value, which enables the reader of the financial statements to assess the inputs used to develop those measurements. The fair value hierarchy consists of three tiers as follows: Level 1, defined as quoted market prices in active markets for identical assets or liabilities; Level 2, defined as inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices for similar assets or liabilities, quoted prices in markets that are not active, model-based valuation techniques for which all significant assumptions are observable in the market, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
assets and liabilities; and Level 3, defined as unobservable inputs that are not corroborated by market data.
Assets and Liabilities that are Measured at Fair Value on a Recurring Basis
Our Company has segregated all financial assets and liabilities that are measured at fair value on a recurring basis (at least annually) into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below.
Assets and liabilities measured at fair value on a recurring basis are summarized as below:
(in US$ thousands)

				Year Ended
	Fair Value Measurement Using			December 31,
Assets	Level 1	Level 2	Level 3	2009
Marketable securities — current
- Open-end fund	$—	$3,486	$—	$3,486
Marketable securities — noncurrent
- Debt securities	—	—	14,204	14,204
- Equity securities	4,152	—	—	4,152

Total	$4,152	$3,486	$14,204	$21,842

				Year Ended
	Fair Value Measurement Using			December 31,
Assets	Level 1	Level 2	Level 3	2008
Cash equivalents — time deposits	$—	$12,512	$—	$12,512
Marketable securities — current
- Open-end fund	—	3,419	—	3,419
Marketable securities — noncurrent
- Debt securities	—	—	26,041	26,041

Total	$—	$15,931	$26,041	$41,972

Cash equivalents — time deposits are convertible into a known amount of cash and are subject to an insignificant risk of change in value. Marketable securities — current are valued using a market approach based on the quoted market prices of identical instruments when available, or other observable inputs such as trading prices of identical instruments in inactive markets. The fair value of the marketable equity security — noncurrent is derived using publicly quoted trading prices.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
In 2007, 2008 and 2009, we recognized an unrealized gain (loss) of $58 thousand, ($282) thousand and $67 thousand, respectively on marketable securities — current which is included in other comprehensive income (loss). In 2009, we recognized an other-than-temporary impairment of $2.9 million related to marketable equity securities — noncurrent which is included in non-operating expenses within “impairment loss on marketable securities and investments” in the Consolidated Statements of Operations.
For assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2008 and 2009, a reconciliation of the beginning and ending balances are presented as follows:

	Fair Value Measurements
	Using Significant Unobservable Inputs
	(Level 3)
	Marketable Securities — Noncurrent
	Debt Securities
(in US$ thousands)	2008	2009
Beginning Balance	$21,018	$26,041
Total gains or losses (realized/unrealized)
Included in earnings	—	(11,837)
Included in other comprehensive income	—	—
Purchases and settlements	5,023	—
Transfers in and/or out of Level 3	—	—

Ending Balance	$26,041	$14,204

The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.	None	None

The fair value of the marketable debt securities — noncurrent is derived using a discounted cash flow method using unobservable inputs. The discounted cash flow method incorporates adjusted available market discount rate information and the Company’s estimates of liquidity risk, and other cash flow model related assumptions.
In 2008, there were no gains or losses (realized and unrealized) for marketable debt securities — noncurrent included in the Consolidated Statements of Operations. In 2009, we recognized an other-than-temporary impairment of

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
$11.8 million related to marketable debt securities which is included in non-operating expenses within “impairment loss on marketable securities and investments” in the Consolidated Statements of Operations.
The carrying amounts of the Company’s cash, accounts receivable, accounts payable, and short-term debt approximate fair value due to their short-term maturities.
Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis
In 2008, we recognized an impairment charge of $641 thousand related to capitalized software costs and an impairment loss of $883 thousand on prepaid licensing fees. The impairment charges were the result of certain projects that we ceased further development on, and certain licensed games we stopped operating.
Effective January 1, 2009, we adopted the fair value accounting standard for measuring the fair value of assets and liabilities on a nonrecurring basis. Assets and liabilities measured at fair value on a nonrecurring basis include measuring impairment when required for long-lived assets. For GigaMedia, long-lived assets measured at fair value on a nonrecurring basis include investments accounted for under the equity method and cost method, property, plant, and equipment, intangible assets, prepaid licensing and royalty fees and goodwill.
Assets and liabilities measured at fair value on a nonrecurring basis which were determined to be impaired as of December 31, 2009 are summarized as below:

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in US$ thousands)

				Year Ended	Total
	Fair Value Measurement Using			December 31,	Impairment
Assets	Level 1	Level 2	Level 3	2009	Losses
(a) Investment — Cost method	$—	$—	$700	$700	$1,005
(b) Property, plant and equipment — Land and Building	—	1,171	—	1,171	473
(b) Property, plant and equipment — Information and communication equipment	—	—	79	79	777
(c) Goodwill — Resulting from acquisition of T2CN	—	—	17,500	17,500	14,103
(d) Intangible assets — Capitalized software cost	—	—	—	—	4,701
(e) Prepaid licensing and royalty	—	—	—	—	18,301

Total	$—	$1,171	$18,279	$19,450	$39,360

(a)	Impairment losses on certain cost method investments which were determined to be impaired:

In 2009, cost method investments with carrying amounts of $1.7 million were written down to their fair value of $700 thousand, resulting in an impairment charge of $1 million which is included in non-operating expenses within “impairment loss on marketable securities and investments” in the Consolidated Statements of Operations. Cost method investments are measured at fair value on a nonrecurring basis when deemed necessary, using other observable inputs such as trading prices of similar classes of the stock or using discounted cash flows, incorporating adjusted available market discount rate information and our Company’s estimates for liquidity risk.

(b)	Impairment losses on certain property, plant, and equipment which were determined to be impaired:

In 2009, land and buildings with carrying amounts of $1.7 million were written down to their fair value of $1.2 million, resulting in an impairment charge of $473 thousand which is included in operating expenses within “impairment loss on property, plant and equipment” in the Consolidated Statements of Operations. The impairment charge for the land and building was related to assets that were used for the ISP business, which was disposed of in September 2008, and are currently idle after the disposal. The land and building were valued based on the quoted prices of similar assets in the market.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

In 2009, information and communication equipment with carrying amounts of $856 thousand were written down to their fair value of $79 thousand, resulting in an impairment charge of $777 thousand which is included in operating expenses within “impairment loss on property, plant and equipment” in the Consolidated Statements of Operations. The impairment charge for the equipment was related to servers used in certain impaired licensed games or internally developed games within our online game and service business for which the carrying amount was determined not to be recoverable from its related future undiscounted cash flows. This equipment was valued using unobservable inputs such as discounted cash flows, incorporating adjusted available market discount rate information and our Company’s estimates for liquidity risk, and other cash flow model related assumptions.

(c)	Impairment losses on goodwill which was determined to be impaired:

In 2009, goodwill from the acquisition of T2CN with a carrying amount of $31.6 million was written down to its fair value of $17.5 million, resulting in an impairment charge of $14.1 million which is included within operating expenses in the Consolidated Statements of Operations. The impairment charge resulted because our estimates of future cash flows for T2CN’s business have been reduced due to lower than expected operating performance results in 2009, which indicated that the carrying amount of the goodwill from the acquisition of T2CN cannot be fully recovered as of December 31, 2009. Goodwill is valued on a nonrecurring basis when impairment exists, using unobservable inputs such as discounted cash flows, incorporating adjusted available market discount rate information and our Company’s estimates for liquidity risk, and other cash flow model related assumptions.

(d)	Impairment losses on certain intangible assets — Capitalized software costs which were determined to be impaired:

In 2009, capitalized software costs with carrying amounts of $4.7 million were fully written down, resulting in an impairment charge of $4.7 million which is included in operating expenses within “impairment loss on prepaid licensing fees and intangible assets” in the Consolidated Statements of Operations. The impairment charge for the intangible assets was the result of certain projects

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

within our online game and service business that we ceased further development on and as a result we recorded a full impairment of the carrying value of the assets related to these projects.

(e)	Impairment losses on certain prepaid licensing and royalty fees which were determined to be impaired:

In 2009, prepaid licensing and royalty fees with carrying amounts of $18.3 million were fully written down, resulting in an impairment charge of $18.3 million which is included in operating expenses within “impairment loss on prepaid licensing fees and intangible assets” in the Consolidated Statements of Operations. The impairment charge for the prepaid licensing and royalty fees related to certain licensed games within our online game and service business that we stopped operating or for which the carrying amounts of the related assets were determined not to be recoverable from their expected future undiscounted cash flows. The licensed games and related royalties are valued on a nonrecurring basis when impairment exists, using unobservable inputs such as discounted cash flows, incorporating adjusted available market discount rate information and our Company’s estimates for liquidity risk, and other cash flow model related assumptions.
NOTE 11. CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of the following:

	December 31,
(in US$ thousands)	2008	2009

Checking and savings accounts	$83,441	$55,566
Time deposits	12,512	—

Total	$95,953	$55,566

NOTE 12. MARKETABLE SECURITIES — CURRENT
Marketable securities — current consist of the following:

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	December 31,
(in US$ thousands)	2008	2009
Available-for-sale securities
Open-end funds	$3,419	$3,486

All of our Company’s marketable securities — current are classified as available-for-sale. As of December 31, 2008 and 2009, the balances of unrealized gains for marketable securities — current were $387 thousand and $454 thousand, respectively. During 2007, 2008 and 2009, realized gains from disposal of marketable securities — current amounted to $205 thousand, $400 thousand, and $0, respectively, (including $21 thousand, $27 thousand, $0 reported in discontinued operations in 2007, 2008 and 2009, respectively). The costs for calculating gains on disposal were based on each security’s average cost.
NOTE 13. ACCOUNTS RECEIVABLE — NET

	December 31,
(in US$ thousands)	2008	2009

Accounts receivable	$15,442	$4,428
Less: Allowance for doubtful accounts	(254)	(200)

Net	$15,188	$4,228

The following is a reconciliation of changes in our Company’s allowance for doubtful accounts during the years ended December 31, 2007, 2008 and 2009:

	For the years ended December 31,
(in US$ thousands)	2007	2008	2009
Balance at beginning of year	$1,895	$1,362	$254
Additions: Provision for bad debt expenses	743	313	158
Less: Write-offs	(1,279)	(399)	(216)
Divestiture — Internet access and service business	—	(1,041)	—
Translation adjustment	3	19	4

Balance at end of year	$1,362	$254	$200

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
NOTE 14. MARKETABLE SECURITIES — NONCURRENT

	December 31,
(in US$ thousands)	2008	2009

Available-for-sale securities
Debt securites	$26,041	$14,204
Equity securites	—	4,152

	$26,041	$18,356

Our Company’s marketable securities — noncurrent are invested in convertible preferred shares and publicly traded common shares and classified as available-for-sale securities.
The preferred shares are convertible into common shares on 1:1 basis, subject to certain adjustments, and shall be automatically converted upon certain conditions outlined in the agreements. The convertible preferred shares are all redeemable at certain agreed-upon conditions.
The embedded conversion options of the convertible preferred shares do not meet the definition of derivative instruments defined in the FASB accounting standards codification and therefore are not bifurcated from the preferred share investment.
We have also considered and determined whether our investments in preferred shares are in-substance common shares which should be accounted for under the equity method. Given that our convertible preferred shares have substantive redemption rights and thus do not meet the criteria of in-substance common shares, we have accounted for them as debt securities in accordance with the guidance issued by FASB Accounting Standards Codification.
We assessed the estimated fair values and potential impairment of these investments as of December 31, 2008 and 2009. (See Note 10 “Fair Value Measurement”, for additional information).

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
NOTE 15. OTHER CURRENT ASSETS
Other current assets include loan receivables of approximately $763 thousand and $500 thousand (net of a provision of $2.6 million and $3.6 million, respectively) as of December 31, 2008 and 2009, respectively.
In November 2006, our Company entered into a loan agreement for $214 thousand with a third party with no interest. The outstanding principal balance of this loan was due in November 2009, and is currently past due. We do not expect to collect all principal, therefore, we recognized a full provision for the loan of $214 thousand in 2009.
In December 2007, our Company entered into a loan agreement for $2.5 million with Flagship Studios, Inc. (“Flagship”), receiving in exchange a note with an interest rate of 10 percent per annum from Flagship. For 2007 and 2008, we have accrued, based on the stated interest rate, interest income of $14 thousand and $126 thousand, respectively. The outstanding principal balance of this note, together with all accrued and unpaid interest thereon, was due on or before December 31, 2008, and is currently past due. Due to the financial status of Flagship, we do not expect to collect all principal and interest. Therefore, in 2008, we recognized a full provision for the loan and interest receivable, in the aggregate of $2.6 million in 2008, and discontinued to recognize interest income.
During the period from December 2008 to December 2009, our Company entered into loan agreements in the aggregate of $1.2 million with certain companies included in our available-for-sale investments with interest rates ranging from 5 percent to 10.525 percent per annum. For 2008 and 2009, we have accrued, based on the stated interest rate, interest income of $2 thousand and $34 thousand, respectively. Due to the financial status of certain of our available-for-sale investments, we do not expect to collect all principal and interest. Therefore, we recognized a provision for certain loans and interest receivable, in the aggregate of $719 thousand in 2009, and discontinued to recognize interest income.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
NOTE 16. SHORT-TERM BORROWINGS
As of December 31, 2008 and 2009, short-term borrowings totaled $15.2 million and $22.5 million, respectively. These amounts were borrowed from certain financial institutions. The annual interest rates on these borrowings ranged from 2.5 percent to 5.038 percent for 2008, and from 1.99 percent to 4.288 percent for 2009, respectively. The maturity dates ranged from March 2009 to September 2009 as of December 31, 2008, and from January 2010 to June 2010 as of December 31, 2009, respectively. As of December 31, 2008 and 2009, the weighted-average interest rate on total short-term borrowings was 3.20 percent and 2.24 percent, respectively.
As of December 31, 2009, the unused lines of credit under short-term borrowing agreements were approximately $10.3 million.
During the period from January 2010 to March 2010, we repaid certain short-term borrowings totaling $5.3 million, and renewed short-term borrowing agreements totaling $6.3 million.
We pledged certain time deposits, land, and buildings as collateral for borrowings from certain financial institutions. The total value of collateral amounted to $1.6 million and $2.1 million as of December 31, 2008 and 2009, respectively.
NOTE 17. ACCRUED EXPENSES
Accrued expenses consist of the following:

	December 31,
(in US$ thousands)	2008	2009

Accrued advertising expenses	$5,013	$2,382
Accrued professional fees	2,627	1,160
Other	3,705	3,177

Total	$11,345	$6,719

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
NOTE 18. OTHER CURRENT LIABILITIES
Other current liabilities consist of the following:

	December 31,
(in US$ thousands)	2008	2009

Deferred revenue	$7,738	$8,295
Income taxes payable	1,431	1,222
Other	3,217	3,727

Total	$12,386	$13,244

NOTE 19. PENSION BENEFITS
Our Company and our subsidiaries have defined benefit and defined contribution pension plans that cover substantially all of our employees.
Defined Benefit Pension Plan
We have a defined benefit pension plan in accordance with the Labor Standards Law of the Republic of China (R.O.C.) for our employees located in Taiwan, covering substantially all full-time employees for services provided prior to July 1, 2005, and employees who have elected to remain in the defined benefit pension plan subsequent to the enactment of the Labor Pension Act on July 1, 2005. Under the defined benefit pension plan, employees are entitled to two base points for every year of service for the first 15 years and one base point for every additional year of service, up to a maximum of 45 base points. The pension payment to employees is computed based on base point and average salaries or wages for the six months prior to approved retirement.
We use a December 31 measurement date for our defined benefit pension plan. As of December 31, 2008 and 2009, the accumulated benefit obligation amounted to $229 thousand and $233 thousand, respectively, and the funded status amounted to $108 thousand and $83 thousand, respectively. The fair value of plan assets amounted to $177 thousand and $209 thousand as of December 31, 2008 and 2009, respectively.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
The accumulated other comprehensive income amounted to $276 thousand and $208 thousand as of December 31, 2008 and 2009, respectively. Included in accumulated other comprehensive income, is a net pension gain of $14 thousand as of December 31, 2009 which is expected to be recognized in 2010.
The net periodic benefit cost for 2007, 2008 and 2009 amounted to $1 thousand, $101 thousand and $76 thousand, respectively.
We have contributed an amount equal to 2 percent of the salaries and wages paid to all qualified employees located in Taiwan to a pension fund (the “Fund”). The Fund is administered by a pension fund monitoring committee (the “Committee”) and deposited in the Committee’s name in the Central Trust of China in Taiwan. Our Company makes pension payments from our account in the Fund unless the Fund is insufficient, in which case we make payments from internal funds as payments become due. We seek to maintain a normal, highly liquid working capital balance to ensure payments are made timely.
We expect to make a contribution of $24 thousand to the Fund in 2010. We do not expect to make any benefit payments through 2019.
Defined Contribution Pension Plans
We have provided defined contribution plans for employees located in Taiwan, North America, the PRC and Hong Kong. Contributions to the plans are expensed as incurred.
Taiwan
Pursuant to the new “Labor Pension Act” enacted on July 1, 2005, our Company has a defined contribution pension plan for our employees located in Taiwan. For eligible employees who elect to participate in the defined contribution pension plan, we contribute no less than 6 percent of an employee’s monthly salary and wage and up to the maximum amount of NT$9 thousand (approximately $281), to each of the eligible employees’ individual

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
pension accounts at the Bureau of Labor Insurance each month. Pension payments to employees are made either by monthly installments or in a lump sum from the accumulated contributions and earnings in employees’ individual accounts.
North America
We provide a defined contribution plan for employees located in the United States. Participants under the age of 50 are allowed to defer up to $16.5 thousand of their annual compensation under the plan, whereas participants over the age of 50 are allowed to defer up to $22 thousand annually. Our Company contributes an amount equal to the lesser of 3 percent of the participant’s compensation or 100 percent of the amount deferred by the employee.
We also provide a defined contribution plan for employees located in Canada. Participants are permitted to contribute a percentage of their earnings to this plan and select their own investments. Each participant’s annual contributions are limited to 18 percent of his or her prior year compensation or $19 thousand, whichever is less. Our Company contributes an amount equal to the lesser of 3 percent of the participant’s compensation or 100 percent of the amount contributed by the participant.
PRC
All PRC employees participate in employee social security plans, including pension and other welfare benefits, which are organized and administered by governmental authorities. We have no other substantial commitments to employees. The premiums and welfare benefit contributions that should be borne by our Company are calculated in accordance with relevant PRC regulations, and are paid to the labor and social welfare authorities.
Hong Kong
According to the relevant Hong Kong regulations, we provide a contribution plan for the eligible employees in Hong Kong. We must contribute at least 5 percent of the employees’ total salaries. For this purpose, the monthly relevant contribution to their individual contribution accounts is subject to a cap of HK$1

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
thousand (approximately $128). After the termination of employment, the benefits still belong to the employees in any circumstances.
The total amount of defined contribution pension expenses pursuant to the plans in Taiwan, North America, the PRC and Hong Kong for the years ended December 31, 2007, 2008, and 2009 were $852 thousand, $1.1 million, and $1.3 million, respectively.
NOTE 20. EQUITY
In accordance with Singapore law, our Company’s common stock does not have a par value. In addition, we are not required to have a number of authorized common shares to be issued.
In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10 percent of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock. As of December 31, 2008 and 2009, the legal reserves of Hoshin GigaMedia, which represent a component of our consolidated accumulated deficit, were $2.3 million, and $3.0 million, respectively. The reserve can only be used to offset a deficit or be distributed as a stock dividend of up to 50 percent of the reserve balance when the reserve balance has reached 50 percent of the aggregate paid-in capital of Hoshin GigaMedia.
In accordance with the regulations in the PRC and their respective articles of association, subsidiaries and VIE subsidiaries of T2CN incorporated in the PRC are required to make an appropriation of retained earnings for statutory reserve equal to at least 10 percent of their respective after-tax profits, calculated in accordance with the PRC accounting standards and regulations until the reserve equals 50 percent of the registered capital of the respective companies. As of December 31, 2008 and 2009, the statutory reserves of subsidiaries and VIE subsidiaries of T2CN in the aggregate of $339 thousand and $715 thousand, respectively, are included as a component of GigaMedia’s consolidated accumulated deficit.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
The statutory reserves can be used to offset a deficit or to increase capital of the respective companies. They are not transferable to our Company in the form of dividends, advances, or loans.
Under PRC laws and regulations, there are certain foreign exchange restrictions on our Company’s PRC subsidiaries and VIE subsidiaries with respect to transferring certain of their net assets to our Company either in the form of dividends, loans or advances.
As of December 31, 2008 and 2009, our Company’s total restricted net assets, which include paid up capital and statutory reserve funds of PRC subsidiaries and the net assets of VIE subsidiaries in which our Company has no legal ownership, were approximately $13.2 million and $8.1 million, respectively.
NOTE 21. SHARE-BASED COMPENSATION
The following table summarizes the total stock-based compensation expense recognized in our Consolidated Statements of Operations:

(in US$ thousands)	2007	2008	2009
Cost of online game and service revenues	$48	$27	$101
Product development & engineering expenses	250	480	59
Selling and marketing expenses	142	244	231
General and administrative expenses	1,394	1,954	2,886

Pre-tax stock-based compensation expense	1,834	2,705	3,277
Income tax benefit	249	497	382

Total stock-based compensation expense reported in continuing operations	$1,585	$2,208	$2,895

Total stock-based compensation expense reported in discontinued operations, net of tax	$28	$63	$—

There were no significant capitalized stock-based compensation costs at December 31, 2008 and 2009.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
GigaMedia
(a) Overview of Stock-Based Compensation Plan
2002 Employee Share Option Plan
At the June 2002 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2002 Employee Share Option Plan (the “2002 Plan”) under which up to three million common shares of our Company have been reserved for issuance. All employees, officers, directors, supervisors, advisors, and consultants of our Company are eligible to participate in the 2002 Plan. The 2002 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, the eligible individuals who are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the vesting schedule. The maximum contractual term for the options under the 2002 Plan is 10 years.
2004 Employee Share Option Plan
At the June 2004 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2004 Employee Share Option Plan (the “2004 Plan”) under which up to seven million common shares of our Company have been reserved for issuance. All employees, officers, directors, supervisors, advisors, and consultants of our Company are eligible to participate in the 2004 Plan. The 2004 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, the eligible individuals who are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the vesting schedule. The maximum contractual term for the options under the 2004 Plan is 10 years.
2006 Equity Incentive Plan
At the June 2006 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2006 Equity Incentive Plan (the

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
“2006 Plan”) under which up to one million common shares of our Company have been reserved for issuance. The 2006 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2006 Plan. The maximum contractual term for the options under the 2006 Plan is 10 years.
2007 Equity Incentive Plan
At the June 2007 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2007 Equity Incentive Plan (the “2007 Plan”) under which up to two million common shares of our Company have been reserved for issuance. The 2007 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2007 Plan. The maximum contractual term for the options under the 2007 Plan is 10 years.
2008 Equity Incentive Plan
At the June 2008 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2008 Equity Incentive Plan (the “2008 Plan”) under which up to one million common shares of our Company have been reserved for issuance. The 2008 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2008 Plan. The maximum contractual term for the options under the 2008 Plan is 10 years.
2009 Equity Incentive Plan
At the June 2009 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2009 Equity Incentive Plan (the “2009 Plan”) under which up to one and a half million common shares of our Company have been reserved for issuance. The 2009 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2009 Plan. The maximum contractual term for the options under the 2009

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
Plan is 10 years. As of December 31, 2009, no awards have been granted under the 2009 Plan.
2009 Employee Share Purchase Plan
At the June 2009 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2009 Employee Share Purchase Plan (the “2009 ESPP”) under which up to two hundred thousand common shares of our Company have been reserved for issuance. To be eligible, employees must be regularly employed by us or our designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2009 ESPP. The 2009 ESPP is administered by a committee designated by the board of directors. As of December 31, 2009, no shares have been issued to employees under the 2009 ESPP.
Summarized below are the general terms of our stock-based compensation plans, for which awards have been granted as of December 31, 2009.

Stock-Based			Options’ exercise	RSUs’ grant date fair
compensation plan	Granted awards	Vesting schedule	price	value
2002 plan	3,000,000	immediately upon granting	$0.79	—
2004 plan	7,528,185*	immediately upon granting to three years	$0.79 ~ $2.55	—
2006 plan	999,543	immediately upon granting to four years	$10.15 ~ $16.6	$9.81 ~ $16.01
2007 plan	1,980,907	one to four years	$4.24 ~ $18.17	$4.24 ~ $15.35
2008 plan	560,000	four to six years	$4.24	—

*	The granted awards, net of forfeited or canceled shares, were within reserved shares of seven million common shares.
Options and RSUs generally vest over the schedule described above. Certain RSUs provide for accelerated vesting if there is a change in control. All options and RSUs are expected to be settled by issuing new shares.
(b) Options
In 2008 and 2009, 518,284 and 543,049 options were exercised, and cash

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
received from the exercise of stock options was $0.5 million and $1.3 million, respectively, which resulted in no significant tax benefit realized on a consolidated basis.
Our Company uses the Black-Scholes formula to estimate the fair value of stock options granted to employees. There were no stock options granted in 2009. The following table summarizes the assumptions used in the model for options granted during 2007 and 2008:

	2007	2008

Option term (years)	2.77	2.77~4.58
Volatility	57.41%~58.80%	57.83%~64.58%
Weighted-average volatility	58.68%	64.01%
Risk-free interest rate	3.24%~4.56%	1.72%~2.88%
Dividend yield	0%	0%
Weighted-average fair value of options granted	$4.46	$2.36
Option term. The expected term of the options granted represents the period of time that they are expected to be outstanding. Our Company estimates the expected term of options granted based on historical experience with grants and option exercises.
Expected volatility rate. An analysis of historical volatility was used to develop the estimate of expected volatility.
Risk-free interest rate. The risk-free interest rate is based on yields of U.S. Treasury bonds for the expected term of the options.
Expected dividend yield. The dividend yield is based on our Company’s current dividend yield.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
Option transactions during the last three years are summarized as follows:

	2007		2008		2009
							Weighted-
							Average
							Remaining	Aggregate
	Weighted Avg.	No. of Shares	Weighted Avg.	No. of Shares	Weighted Avg.	No. of Shares	Contractual	Intrinsic Value
	Exercise Price	(in thousands)	Exercise Price	(in thousands)	Exercise Price	(in thousands)	Term	(in thousands)
Balance at January 1,	$1.11	8,789	$2.42	7,912	$2.47	8,287
Options granted	10.78	1,145	4.69	1,341	—	—
Options exercised	1.43	(1,911)	0.95	(518)	2.42	(543)
Options Forfeited/canceled/expired	2.47	(111)	9.97	(448)	17.98	(55)

Balance at December 31,	$2.42	7,912	$2.47	8,287	$2.36	7,689	5.36	$13,673

Exercisable at December 31,	$1.06	6,692	$1.33	6,448	$1.65	6,420	4.87	$13,673

Vested and expected to vest at December 31,	$2.42	7,912	$2.47	8,287	$2.36	7,689	5.36	$13,673

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between GigaMedia’s closing stock price on the last trading day of 2009 and the fair value of the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had they exercised their options on December 31, 2009. This amount changes based on the fair market value of GigaMedia’s stock. The total intrinsic value of options exercised for the years ended December 31, 2007, 2008, and 2009 were $25.1 million, $7.2 million, and $0.8 million, respectively.
As of December 31 2009, there was approximately $3.2 million of unrecognized compensation cost related to nonvested options. That cost is expected to be recognized over a period of 2.92 years.
The following table sets forth information about stock options outstanding at December 31, 2009:

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	Options outstanding		Options currently exercisable
		Weighted average
	No. of Shares	remaining		No. of Shares
Exercise price	(in thousands)	contractual life	Exercise price	(in thousands)
under $1	5,392	4.50 years	under $1	5,392
$1~$10	1,590	7.27 years	$1~$10	640
$10~$20	707	7.65 years	$10~$20	388

	7,689			6,420

(c) RSUs
Nonvested RSUs during 2009 were as follows:

	Number of units	Weighted-average
	(in thousands)	grant date fair value
Nonvested at December 31, 2008	641	$10.41
Granted	100	$6.01
Vested	(86)	$10.15
Forfeited	(15)	$7.19

Nonvested at December 31, 2009	640	$9.83

The fair value of RSUs is determined and fixed on the grant date based on our stock price. The fair value of RSUs granted during the years ended December 31, 2007, 2008 and 2009 was $2.2 million, $6.8 million and $0.6 million, respectively. The total fair value of RSUs vested during the years ended December 31, 2007, 2008 and 2009 was $773 thousand, $1.5 million and $0.9 million, respectively, which resulted in no significant tax benefit realized on a consolidated basis.
As of December 31 2009, there was approximately $0.3 million of unrecognized compensation cost related to nonvested RSUs. That cost is expected to be recognized over a weighted-average period of 1.3 years. Our Company received no cash from employees as a result of employee stock award vesting and the forfeiture of RSUs during 2007, 2008 and 2009.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
T2CN
(a) Overview of Stock-Based Compensation Plan
The board members of T2CN approved the T2CN stock-based compensation plan for which up to 10.8 million common shares of T2CN have been reserved for issuance. The maximum contractual term is 11 years.
The stock options of T2CN generally vest over one to three years. Certain stock options contingently vest upon meeting a specific performance goal. T2CN recognizes expenses for its stock options that are ultimately expected to vest using the straight-line method over the vesting period. The options generally expire five to 10 years after the grant date. The total value of compensation expense for stock options is equal to the fair value of the award on the grant date. All stock options are expected to be settled by issuing new shares.
(b) Options
No options have been exercised since our consolidation of T2CN in June 2007.
T2CN uses the Black-Scholes option-pricing model to estimate the fair value of stock options. There were no stock options granted in 2009. The following table summarizes the assumptions used in the model for options granted during each of the years ended 2007 and 2008:

	2007	2008
Option term (years)	5.44~6.02	3.50~6.26
Volatility	44.64%~46.96%	47.85%~57.41%
Weighted-average volatility	45.03%	48.19%
Risk-free interest rate	4.31%~4.68%	2.20%~4.54%
Dividend yield	0%	0%
Weighted-average fair value of option granted	$0.52	$0.38
Option term. The expected term of the options granted represents the period of time that they are expected to be outstanding. In the absence of sufficient

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
historical data in the exercise behavior of option holders, T2CN applies the mid point of option life and average vesting period.
Expected volatility rate. The expected volatility is based on the weighted average historical volatility of the stock prices of comparable companies as at the grant dates.
Risk-free interest rate. The risk-free interest rate is based on yields of U.S. Treasury bonds for the expected term of the options.
Expected dividend yield. The dividend yield is based on T2CN’s current dividend yield.
Option and grant transactions for the period from June 1, 2007 to December 31, 2009 are summarized as follows:

	2007		2008		2009
							Weighted-
							Average
							Remaining	Aggregate
	Weighted Avg.	No. of Shares	Weighted Avg.	No. of Shares	Weighted Avg.	No. of Shares	Contractual	Intrinsic Value*
	Exercise Price	(in thousands)	Exercise Price	(in thousands)	Exercise Price	(in thousands)	Term	(in thousands)
Balance at Beginning of the year	$1.30	2,973	$1.24	3,300	$1.07	6,841
Options granted	1.00	501	$1.02	6,500	$—	—
Options Forfeited/canceled/ expired	1.57	(174)	$1.15	(2,959)	$1.02	(1,639)

Balance at December 31,	$1.24	3,300	$1.07	6,841	$1.08	5,202	4.38	$—

Exercisable at December 31,	$1.20	937	$1.27	1,406	$1.19	2,246	5.70	$—

Vested and expected to vest at December 31,	$1.24	3,016	$1.06	5,753	$1.11	3,758	4.81	$—

*	Since the estimated fair value of T2CN’s stock was below the exercise price for all stock options on December 31, 2009, there was no aggregate intrinsic value.
As of December 31, 2009 there was $0.4 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested share options which is expected to be recognized over a weighted average period of 1.19 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
The following table sets forth information about stock options outstanding at December 31, 2009:

	Options outstanding		Options currently exercisable
		Weighted average
Range of	No. of Shares	remaining	Weighted average	No. of Shares
exercise price	(in thousands)	contractual life	exercise price	(in thousands)
$1.00	4,502	3.98 years	$1.00	1,546
$1.60	700	6.96 years	$1.60	700

	5,202			2,246

NOTE 22. OTHER NON-OPERATING INCOME

	For the years ended December 31,
(in US$ thousands)	2007	2008	2009
Gain on cancellation of preferred share call options	$1,069	$—	$—
Indemnification from termination of game licensing	601	—	—
Compensation from termination of investment option rights	498	—	—
Gain on early redemption of convertible notes	—	—	—
Subsidy received from tax authority		561	190
Other	(25)	281	(63)

	$2,143	$842	$127

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
NOTE 23. INCOME TAXES
Income (loss) from continuing operations before income taxes by geographic location is as follows:

	For the years ended December 31,
(in US$ thousands)	2007	2008	2009
U.S. operations	$489	$1,095	$1,324
Non-U.S. operations	38,995	35,684	($56,909)

	$39,484	$36,779	($55,585)

Income tax provision (benefit) from continuing operations by geographic location is as follows:

	For the years ended December 31,
(in US$ thousands)	2007	2008	2009
U.S. operations	$224	$620	$557
Non-U.S. operations	177	449	($40)

	$401	$1,069	$517

The components of income tax provision from continuing operations by taxing jurisdiction are as follows:

	For the years ended December 31,
(in US$ thousands)	2007	2008	2009
U.S. federal
Current	$281	$(57)	$863
Deferred	(111)	528	(443)

	$170	$471	$420

U.S. state and local:
Current	$84	$208	$156
Deferred	(30)	(59)	(19)

	$54	$149	$137

Non-U.S.:
Current	$132	$976	$967
Deferred	45	(527)	(1,007)

	$177	$449	$(40)

Total income tax provisions	$401	$1,069	$517

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
A reconciliation of our continuing operations effective tax rate to the statutory U.S. federal tax rate is as follows:

	For the years ended December 31,
(in US$ thousands)	2007	2008	2009

Federal statutory rate	34.00%	34.00%	34.00%
State and local — net of federal tax benefit	6.27%	6.27%	8.14%
Foreign tax differential	(36.16%)	(32.56%)	(43.53%)
Loss carryforward utilized	(3.33%)	(2.89%)	—
Change in valuation allowance	—	(4.69%)	(1.73%)
Other	0.24%	2.78%	2.19%

Effective rate	1.02%	2.91%	(0.93%)

The effect of tax rate changes on deferred tax assets and liabilities did not have a material impact on our continuing operations effective tax rate.
The provision for income taxes attributable to discontinued operations is $2 thousand, $986 thousand, and $0 for the years ended December 31, 2007, 2008 and 2009, respectively.
Significant components of our deferred tax assets consist of the following:

	December 31,
(in US$ thousands)	2008	2009
Net operating loss carryforwards	$1	$80
Deferred revenue	472	540
Amortization	378	(136)
Investment credits	185	—
Share-based compensation	116	230
Impairment charges	34	1,465
Pension expense	80	41
Depreciation	22	86
Others	180	121

	1,468	2,427
Less: valuation allowance	(106)	(1,068)

Deferred tax assets — net	$1,362	$1,359

As of December 31, 2008 and 2009, $442 thousand and $243 thousand, respectively, of net deferred tax assets were reported as non-current deferred tax assets and included in other assets.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
Significant components of our deferred tax liabilities consist of the following:

	December 31,
(in US$ thousands)	2008	2009
Depreciation and amortization	$1,754	$69
Others	(244)	(37)

Deferred tax liabilities — net	$1,510	$32

As of December 31, 2008 and 2009, $1.1 million and $(3) thousand, respectively, of net deferred tax liabilities were reported as non-current deferred tax liabilities and included in other liabilities.
A reconciliation of the beginning and ending amounts of our valuation allowance on deferred tax assets for the years ended December 31, 2007, 2008 and 2009 are as follows:

	For the years ended December 31,
(in US$ thousands)	2007	2008	2009
Balance at beginning of year	$4,032	$3,012	$106
Subsequent reversal/utilization of valuation
allowance	(1,224)	(2,787)	(45)
Reversal of valuation allowance due to loss
carryforwards expired unused	(990)	—	—
Addition of valuation allowance	—	—	1,006
Divestiture	—	(219)	—
Acquisition	1,197	—	—
Exchange differences	(3)	100	1

Balance at end of year	$3,012	$106	$1,068

As of December 31, 2007, we did not believe that sufficient objective, positive evidence existed to conclude that the realization of deferred tax assets was more likely than not. Our Internet access and service operations faced slow market growth and intense market competition, and certain subsidiaries and VIE subsidiaries of our online game and service business were not likely to be able to utilize their operating loss carryforwards. As a result, we provided a valuation allowance covering substantially all of the deferred tax assets as of December 31, 2007.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
For deferred tax assets as of December 31, 2008, we evaluated the available evidence and determined that it was more likely than not that we would realize the benefit of the deferred tax assets. The primary reason for the reversal of the valuation allowance in 2008 was that the sale of our Internet access and service operation was completed in September 2008. Based on weighing all available evidence, we determined that evidence existed to conclude that it is more likely than not that we will generate sufficient taxable income to utilize the majority of the deferred tax assets within the allowable carryforward periods.
In 2009, the valuation allowance on the deferred tax assets increased by $962 thousand to $1.1 million primarily because certain subsidiaries and VIE subsidiaries of our online game and service business are not likely to be able to utilize all of the deferred tax assets based on their estimated future taxable income.
In 2007, 2008 and 2009, we applied for investment tax credits and research and development tax credits in the Taiwan tax jurisdiction.
As of December 31, 2009, the Company had net operating loss carryforwards available to offset future income in Hong Kong and PRC, which begin to expire in 2011.
Under Singapore tax regulations, foreign-sourced dividend income used for capital expenditures, including investments, and repayment of borrowings, would not be deemed as remitted to Singapore and is therefore not taxable. As of December 31, 2009, the Company has not accrued deferred income taxes on $21.9 million of unremitted earnings from non-Singapore subsidiaries as such earnings are considered to be reinvested overseas or repayment of borrowings. Determination of the amount of unrecognized deferred tax liability related to these earnings is considered impracticable.
Uncertain Tax Positions
In January 2007, we adopted the new accounting guidance issued by the

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
FASB relating to uncertain tax positions. The cumulative effects of adopting the new guidance related to uncertain tax positions was to increase tax liabilities by $143 thousand, increase the accumulated deficit by $143 thousand and derecognize deferred tax assets and the associated valuation allowance by $66 thousand. Including the cumulative effect increase at January 1, 2007, we had approximately $209 thousand of total gross unrecognized tax benefits at the date of our adoption of the new accounting guidance.
A reconciliation of the beginning and ending amount of unrecognized tax benefits (excluding the effects of accrued interest) for the years 2007, 2008 and 2009 are as follows:

(in US$ thousands)
Balance at January 1, 2007	$209
Decrease due to settlement	(82)

Balance at December 31, 2007	127
Decrease due to settlement	(127)

Balance at December 31, 2008	—
Increase for prior year tax positions	220
Increase for current year tax positions	460
Exchange differences	22

Balance at December 31, 2009	$702

As of December 31, 2009, if recognized, the $702 thousand of unrecognized tax benefits would not have a material impact on our Company’s effective tax rate.
Interest and penalties related to income tax liabilities are included in income tax expense. In 2007, 2008 and 2009, there were no significant interest and penalties recognized in income tax expenses.
Our major tax jurisdictions are located in Taiwan, the PRC and the United States. As of December 31, 2009, the income tax filings under tax jurisdictions located in Taiwan have been examined through 2007 but we have filed appeals for 2006 and 2007 tax filings. The tax authority in the PRC has only examined the tax filings of T2 Entertainment through 2006. Our Company files income tax returns in the United States federal and state jurisdictions. With few exceptions, our Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2003.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
In 2007 and 2008, all of our unrecognized tax benefits were related to research and development credits filed in 2005 and 2006. These unrecognized tax benefits were all settled with tax authorities and there was no unrecognized tax benefit as of December 31, 2008.
In 2009, our unrecognized tax benefits were related to research and development credits and also related to amortization of goodwill and intangible assets resulting from the acquisition of FunTown. For research and development credits, the income tax authority is in the process of reviewing our claims in 2008. For amortization of goodwill and intangible assets resulting from the acquisition of FunTown, the income tax authority has proposed adjustments on the amortization for our 2006 and 2007 tax filings during 2009. We have filed appeals for these amortization adjustments but haven’t received a response from the tax authority.
The amount of unrecognized tax benefits may increase or decrease in the future for various reasons such as current year tax positions, expiration of statutes of limitations, litigation, legislative activity, or other changes in facts regarding realizability. However, at this time, an estimate of the potential range of change cannot be reasonably made.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
NOTE 24. RELATED-PARTY TRANSACTIONS
Except for the following transactions, we were not a party to any transaction with any related party that did not arise in the ordinary course of business or that was material to us.
As of December 31, 2008 and 2009, JC Entertainment Corporation (“JC”) owned 10.8 percent, of the total outstanding voting rights of T2CN. T2CN paid certain licensing and royalty fees, totaling approximately $1.2 million, and $2.8 million, respectively, during 2008, and $1.5 million and $2.6 million, respectively, during 2009, to JC. As of December 31, 2008 and 2009, we had a royalty payable to JC of approximately $445 thousand and $925 thousand, respectively, and prepaid licensing fees of approximately $6.6 million and $5.4 million, respectively. As of December 31, 2009, based on the game licensing agreements signed with JC, T2CN also committed to pay certain licensing fees totaling approximately $1.5 million.
In 2008 and 2009, a key manager of Waterland Financial Holdings was one of our directors. As of December 31, 2008 and 2009, we had short-term borrowings in the amount of $1.5 million and $1.6 million, respectively, bearing interest of 5.038 percent and 3.288 percent, respectively, owed to Waterland Financial Holdings.
NOTE 25. COMMITMENTS AND CONTINGENCIES
Commitments
(a) Operating Leases
We rent certain properties used as office premises under lease agreements that expire at various dates through 2012. The following table sets forth our future aggregate minimum lease payments required under these operating leases, as of December 31, 2009:

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in US$ thousands)

Year
2010	$3,733
2011	1,574
2012	646

Total	$5,953

The table above reflects the reduction of future payments resulting from the sale of our gaming software and service business in April 2010.
Rental expenses for operating leases amounted to $3.3 million, $5.0 million and $5.1 million for the years ended December 31, 2007, 2008 and 2009, respectively (including rental expense amounts of $1.8 million, $1.6 million, and $0 reported in discontinued operations in 2007, 2008 and 2009, respectively). As of December 31, 2008, our Company recorded deferred rent of $2.4 million, of which $2.1 million was included in the other liabilities. As of December 31, 2009, our Company recorded deferred rent of $2.6 million, which was included in liabilities held for sale and retained ownership of gaming software and service business.
(b) License Agreements
We have contractual obligations under various license agreements to pay the licensors license fees and minimum guarantees against future royalties. The following table summarizes the committed license fees and minimum guarantees against future royalties set forth in the major license agreements.

		Minimum
		guarantees against
(in US$ thousands)	License fees	future royalties	Total
Minimum required payments:
In 2010	$—	$2,625	$2,625
After 2010	2,700	8,600	11,300

	$2,700	$11,225	$13,925

In April 2010, we entered into termination agreements with certain of our game licensors. The table above reflects the future payments considering these terminations.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
The initial minimum guarantees against future royalties and license fees are not required to be paid until the licensed games are commercially released or until certain milestones are achieved, as stipulated in the individual license agreements. The remaining minimum guarantees are generally required to be paid within three years subsequent to the commercial release dates of the licensed games.
Additionally, we also have contractually committed to support related marketing, promotion and advertising activities for certain games, and our commitments are contingent to occur based on the payment schedules set forth in the individual license agreements. As of December 31, 2009, our total commitments to these marketing expenditures amounted to not less than $10 million.
Contingencies
(a) T2CN VIE
PRC laws and regulations currently limit foreign ownership of companies that provide Internet content services in the PRC, which include operating online games. In addition, foreign invested enterprises are currently not eligible to apply for licenses required for operating online games in the PRC. T2CN is incorporated in the British Virgin Islands and considered a foreign entity under PRC laws. Due to the restrictions on foreign ownership on the provision of online games, T2 Entertainment and Jinyou hold necessary licenses and approvals that are essential for the online game and service business of T2CN. Hence, T2CN’s online games operation in the PRC is dependent on the game licenses and approvals held by T2 Entertainment and Jinyou. T2CN and its subsidiaries have entered into contractual arrangements with T2 Entertainment and Jinyou for use of the relevant licenses and websites. Pursuant to certain other agreements and undertakings, T2CN in substance controls T2 Entertainment and Jinyou. In the opinion of T2CN’s directors, as of December 31, 2009, the ownership structures and the contractual arrangements with T2 Entertainment, Jinyou and their equity

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
owners as well as their operations are in compliance with all existing PRC laws and regulations. However, there may be changes and other developments in PRC laws and regulations or their interpretation. Accordingly, T2CN cannot be assured that in the future the PRC government authorities will not take a view contrary to the opinion of T2CN’s directors. If the current ownership structures of T2CN and its contractual arrangements with T2 Entertainment and Jinyou were found to be in violation of any existing or future PRC laws or regulations, T2CN might be required to restructure its ownership structure and operations in the PRC to comply with changing or new PRC laws and regulations.
(b) Other
We are subject to legal proceedings and claims that arise in the normal course of business. We believe the ultimate liabilities with respect to these actions will not have a material adverse effect on our financial condition, results of operations or cash flows. (See Note 26, “Litigation”, for additional information).
NOTE 26. LITIGATION
Class Action
In December 2001, a class action lawsuit was filed in the United States District Court for the Southern District of New York (“District Court”) against our Company in connection with the initial public offering of our stock.
The complaint alleged that we violated Section 11 and Section 15 of the Securities Exchange Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. In October 2002, plaintiffs voluntarily dismissed the individual defendants without prejudice. On February 19, 2003, the court issued an opinion and order on defendants’ motions to dismiss, which granted the motions in part and denied the motions in part. As to GigaMedia, the Rule 10b-5 claims were dismissed without prejudice, while the Section 11 claims survived the motion. Discovery in the actions commenced.
In June 2004, plaintiffs and issuer defendants, including our Company,

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
presented the executed settlement agreement (the “Issuers’ Settlement”) to the judge during a court conference. Subsequently, plaintiffs and issuer defendants made a motion for preliminary approval of the settlement agreement. The key terms of the Issuers’ Settlement included: 1) the insurers of the issuers would provide an undertaking to guarantee that the plaintiffs would recover a total of $1 billion; 2) the insurers would pay up to $15 million for the notice costs arising from the settlement; 3) the issuers would assign their interest in certain claims against the underwriters to a litigation trust, represented by plaintiffs’ counsel; and 4) the plaintiffs would release all of the settling issuer defendants. That is, if plaintiffs were successful in recovering more than $1 billion from the underwriters, the issuer defendants would not be obligated to pay any additional amounts. If plaintiffs recovered less than $1 billion from the underwriters, the insurers would pay the deficit between $1 billion and the amount received from the underwriters.
On February 15, 2005, the judge issued an opinion and order granting preliminary approval to the settlement agreement subject to a narrowing of the proposed bar order as to only contribution claims. On April 24, 2006, the court held a fairness hearing on the proposed Issuers’ Settlement, which was subject to the court’s approval.
On December 5, 2006, the United States Court of Appeals for the Second Circuit issued an opinion vacating the District Court’s class certification in the six focus cases, which do not include the Company. Because the Second Circuit’s opinion was directed to class certification in the focus cases, the opinion’s effect on the proposed class to be certified by the District Court in connection with the Issuers’ Settlement was unclear.
On December 15, 2006, the District Court held a conference with all counsel in the IPO securities class action lawsuit to discuss the impact of the foregoing opinion. In the conference, the District Court agreed to stay all proceedings, including discovery and consideration of the Issuers’ Settlement, pending further decisions from the Second Circuit.
On January 5, 2007, plaintiffs filed a petition in the Second Circuit for rehearing and rehearing en banc regarding the decision on class certification (the

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
“Petition”). On April 6, 2007, the Second Circuit rendered its decision which denied the Petition.
In April, May, and June 2007, the District Court held several conferences to discuss the issues regarding class certification, statute of limitations, the Issuers’ Settlement and discovery. In June 2007, a stipulation terminating the Issuers’ Settlement was submitted to the District Court.
In September 2007, discovery moved forward in the six focus cases, which do not include the Company. Plaintiffs filed amended complaints against the focus case issuer and underwriter defendants and moved for class certification in those actions. In November 2007, the underwriters and issuers filed motions to dismiss the amended complaints in the focus cases. In December 2007, plaintiffs filed their opposition to defendants’ motions to dismiss. In January 2008, defendants filed their reply briefs in further support of the motions to dismiss.
On or about March 26, 2008, the District Court granted in part and denied in part the motion to dismiss the focus cases. The motion to dismiss was granted only as to claims brought under Section 11 of the Securities Act by plaintiffs who sold their securities for a price in excess of the initial offering price and by those plaintiffs who purchased outside the previously certified class period.
On April 9, 2008, the underwriters filed a motion for reconsideration of the holding in the March 26, 2008 opinion that the Section 11 claims against the focus case issuer was not time barred, on the basis that no Section 11 class in that case was certified in 2004. The issuers joined in that motion on behalf of the focus case issuer by letter to the District Court on April 10, 2008.
In December 2007, the issuers filed their oppositions to class certification in the focus cases. In March 2008, plaintiffs filed their reply brief in further support of class certification. The underwriters and issuers submitted sur-replies in further opposition to class certification on April 22, 2008, addressing issues related to the deposition of the plaintiffs’ expert.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
As set forth in Plaintiffs’ Motion For Preliminary Approval of the Settlement and accompanying documents, which were filed on April 2, 2009, after eight years of litigation all parties to the IPO Cases have agreed to settle the actions on a global basis. Pursuant to the settlement, the defendants have agreed to pay $586 million in total to settle all 309 IPO Cases, including the GigaMedia action. The agreement to settle was reached after a lengthy mediation followed by months of negotiation to reach agreement on the details. As to our Company’s portion of the settlement payment, our insurance companies are paying the entire settlement amount.
In June 2009, the District Court granted the plaintiffs’ motion for preliminary approval of the settlement agreement. Subsequently, in October 2009, the judge granted final approval to the settlement. Certain objectors have filed notices of appeal to the United States Circuit Court for the Second Circuit seeking to reverse or vacate the order granting final approval to the settlement agreement. However, no briefs have been filed yet with respect to these appeals.
We had an insurance policy with American Insurance Group with $10 million of liability coverage when the class action lawsuit was made. We believe that the insurance coverage is sufficient to cover the liability arising from the settlement and claim.
NOTE 27. SEGMENT INFORMATION
Segment data
Subsequent to the sale of Internet access and service business in 2008, we realigned our reportable business segments. The corresponding segment profit or loss information for 2007 has been restated to conform to the current year presentation. All income (loss) related to our Internet access and service business has been excluded from the reconciliation of our segment totals to the GigaMedia consolidated totals.
We have identified two reportable segments: a gaming software and service

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
business segment and an online game and service business segment. The gaming software and service business segment mainly derives its revenues from developing and licensing online games of chance and skill. The online game and service business segment mainly derives its revenues from recognizing the usage of game playing time or in-game items by the end-users.
Our management relies on an internal management reporting process that provides revenue and segment information for making financial decisions and allocating resources. The results are based on our method of internal reporting and are not necessarily in conformity with GAAP. Management measures the performance of each segment based on several metrics, including revenues and income or loss from operations.
Financial information for each reportable segment was as follows as of and for the years ended December 31, 2007, 2008, and 2009:

	Gaming
	software and	Online game
(in US$ thousands)	service	and service	Total
2007:
Segment profit or loss:
Net revenue from external customers	$118,950	$32,764	$151,714

Income from operations	$37,703	$6,844	$44,547

Share-based compensation	$548	$373	$921

Interest income	$871	$194	$1,065

Interest expense	$1	$—	$1

Loss on sales of marketable securities	$—	$104	$104

Foreign exchange loss	$486	$195	$681

Loss on equity method investments	$—	$369	$369

Depreciation	$1,060	$589	$1,649

Amortization, including intangible assets	$1,271	$1,852	$3,123

Income tax expense	$229	$172	$401

Segment assets:
Equity method investments	$—	$2,762	$2,762

Additions to property, plant and equipment	$2,280	$2,575	$4,855

Additions to intangible assets	$2,070	$3,575	$5,645

Additions to goodwill	$—	$29,354	$29,354

Total assets	$93,144	$92,597	$185,741

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
The reconciliation of the segment information to GigaMedia’s consolidated information was not included in the above table, as it is provided below in detail.

	Gaming
	software and	Online game
(in US$ thousands)	service	and service	Total
2008:
Segment profit or loss:
Net revenue from external customers	$144,765	$45,604	$190,369

Income from operations	$36,360	$7,998	$44,358

Share-based compensation	$1,249	$547	$1,796

Impairment loss on prepaid licensing fees and intangible assets	$—	$1,524	$1,524

Interest income	$680	$367	$1,047

Interest expense	$7	$—	$7

Gains on sales of marketable securities	$—	$4	$4

Foreign exchange gain (loss)	$269	$(124)	$145

Loss on equity method investments	$—	$3,010	$3,010

Depreciation	$2,064	$1,080	$3,144

Amortization, including intangible assets	$1,704	$2,549	$4,253

Income tax expense	$743	$326	$1,069

Segment assets:
Equity method investments	$—	$75	$75

Additions to property, plant and equipment	$6,095	$1,585	$7,680

Additions to intangible assets	$3,953	$3,383	$7,336

Additions to goodwill	$—	$2,249	$2,249

Total assets	$132,631	$130,327	$262,958

The reconciliation of the segment information to GigaMedia’s consolidated information was not included in the above table, as it is provided below in detail.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	Gaming
	software and	Online game
(in US$ thousands)	service	and service	Total
2009:
Segment profit or loss:
Net revenue from external customers	$112,694	$46,887	$159,581

Income (loss) from operations	$7,472	$(34,649)	$(27,177)

Share-based compensation	$501	$931	$1,432

Impairment loss on prepaid licensing fees and intangible assets	$212	$22,787	$22,999

Impairment loss on property, plant and equipment	$—	$777	$777

Impairment loss on goodwill	$—	$14,103	$14,103

Interest income	$242	$129	$371

Interest expense	$—	$—	$—

Foreign exchange gain (loss)	$521	$(114)	$407

Loss on equity method investments	$—	$87	$87

Impairment loss on marketable securities and investments	$—	$13,719	$13,719

Depreciation	$2,279	$1,500	$3,779

Amortization, including intangible assets	$2,027	$3,120	$5,147

Income tax expense (benefit)	$871	$(101)	$770

Segment assets:
Equity method investments	$—	$222	$222

Additions to property, plant and equipment	$2,731	$2,929	$5,660

Additions to intangible assets	$5,793	$2,307	$8,100

Additions to goodwill	$—	$—	$—

Total assets	$145,776	$111,354	$257,130

The assets of our gaming software and service business segment are presented as assets held for sale and retained ownership of gaming software and service business as of December 31, 2009 in our Consolidated Balance Sheets.
The reconciliation of the segment information to GigaMedia’s consolidated information was not included in the above table, as it is provided below in detail.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
The reconciliations of segment information to GigaMedia’s consolidated totals are as follows:

(in US$ thousands)	2007	2008	2009
Income (loss) from operations:
Total segments	$44,547	$44,358	$(27,177)
Adjustment*	(7,127)	(6,255)	(12,884)

Total GigaMedia consolidated	$37,420	$38,103	$(40,061)

Share-based compensation
Total segments	$921	$1,796	$1,432
Adjustment*	913	909	1,845

Total GigaMedia consolidated	$1,834	$2,705	$3,277

Impairment loss on prepaid licensing fees and intangible assets:
Total segments	$—	$1,524	$22,999
Adjustment*	—	—	3

Total GigaMedia consolidated	$—	$1,524	$23,002

Impairment loss on property, plant and equipment:
Total segments	$—	$—	$777
Adjustment*	—	—	473

Total GigaMedia consolidated	$—	$—	$1,250

Interest income:
Total segments	$1,065	$1,047	$371
Adjustment*	369	413	61

Total GigaMedia consolidated	$1,434	$1,460	$432

Interest expense:
Total segments	$1	$7	$—
Adjustment*	546	969	390

Total GigaMedia consolidated	$547	$976	$390

Gain (loss) on sales of marketable securities:
Total segments	$(104)	$4	$—
Adjustments*	288	369	—

Total GigaMedia consolidated	$184	$373	$—

Foreign exchange gain (loss):
Total segments	$(681)	$145	$407
Adjustments*	2	95	(239)

Total GigaMedia consolidated	$(679)	$240	$168

Impairment loss on marketable securities and investments:
Total segments	$—	$—	$13,719
Adjustment*	—	—	2,024

Total GigaMedia consolidated	$—	$—	$15,743

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(in US$ thousands)	2007	2008	2009
Depreciation:
Total segments	$1,649	$3,144	$3,779
Adjustments*	—	177	579

Total GigaMedia consolidated	$1,649	$3,321	$4,358

Amortization:
Total segments	$3,123	$4,253	$5,147
Adjustments*	26	34	72

Total GigaMedia consolidated	$3,149	$4,287	$5,219

Income tax expense:
Total segments	$401	$1,069	$770
Adjustments*	—	—	(253)

Total GigaMedia consolidated	$401	$1,069	$517

Additions to property, plant and equipment:
Total segments	$4,855	$7,680	$5,660
Adjustments**	1,392	1,134	101

Total GigaMedia consolidated	$6,247	$8,814	$5,761

Additions to intangible assets:
Total segments	$5,645	$7,336	$8,100
Adjustments**	1,088	309	707

Total GigaMedia consolidated	$6,733	$7,645	$8,807

Total assets:
Total segments	$185,741	$262,958	$257,130
Adjustment**	98,124	53,835	3,051

Total GigaMedia consolidated	$283,865	$316,793	$260,181

*	Adjustment items include corporate and certain back-office costs and expenses not attributable to any specific segment.

**	Adjustment items include total corporate assets, the Internet access and service business segment and eliminations.
Major Customers
No single customer represented 10 percent or more of GigaMedia’s total net revenues in any period presented.
Geographic Information
Revenues by geographic area are attributed by country of the server location. Revenue from unaffiliated customers by geographic region is as follows:

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(in US$ thousands)

Geographic region / country	2007	2008	2009

Canada	$118,650	$144,765	$112,694
Taiwan	18,388	20,932	24,869
PRC	8,883	19,652	18,318
Hong Kong	5,360	4,964	3,700
Others	433	56	—

Total	$151,714	$190,369	$159,581

Net long-lived assets by geographic region are as follows:
(in US$ thousands)

	December 31,
Geographic region / country	2007	2008	2009

Taiwan	$8,431	$4,118	$3,642
Canada	2,053	2,264	—
PRC	1,334	1,734	1,920
United States	943	4,642	—
Hong Kong	247	710	427

Total	$13,008	$13,468	$5,989

Long-lived assets of our gaming software and service business are presented as assets held for sale and retained ownership of gaming software and service business as of December 31, 2009 in our Consolidated Balance Sheets.
Note 28. SUBSEQUENT EVENTS
Litigation
On April 1, 2010, a complaint was filed on behalf of UIM against Harrah’s License Company, LLC (“Harrah’s”) in connection with the promotional agreement for the World Series of Poker dated February 24, 2008 (the “Agreement”) for: 1) breach of the Agreement; 2) breach of the implied covenant of good faith and fair dealing; 3) unjust enrichment; 4) declaratory relief; and 5) injunctive relief. The complaint seeks compensatory damages, a declaration that Harrah’s materially breached the Agreement and the Agreement is therefore terminated as of April 1, 2010, an injunction precluding Harrah’s from violating the Agreement pending the outcome of the litigation, and attorney fees and costs.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
A letter of termination was also sent by UIM to Harrah’s on April 1, 2010 to terminate the Agreement for multiple material breaches by Harrah’s and to demand the refund of past payments.
An application for a temporary restraining order (“TRO”) and motion for preliminary injunction was also filed. The request for the TRO was subsequently denied by the Court. On April 28, 2010, UIM had a hearing on its motion asking the court to force Harrah’s to remove a certain non-Everest Poker name and logo reference from the broadcasts into France, as UIM has exclusive promotional and advertising rights pursuant to the Agreement. The motion was denied on the grounds that UIM failed to show that the broadcasts containing the other reference’s digital overlay were certain to continue into the future. The court did not rule on the merits of the underlying claims in any way. The judge has yet to issue a formal order.
Harrah’s also filed a motion to dismiss the complaint. The next step in the process will be oral argument, but a date for a hearing has not yet been scheduled. In addition, on April 27, 2010, Harrah’s Interactive Entertainment, Inc. (“Harrah’s Interactive”) filed a separate lawsuit against UIM for 1) breach of the Agreement; 2) breach of the implied covenant of good faith and fair dealing; and, 3) unjust enrichment, and included GigaMedia as a defendant for tortious interference with contractual relations. In May 2009 the Agreement was assigned by Harrah’s to Harrah’s Interactive. UIM has asked Harrah’s to stipulate to consolidation, and Harrah’s has agreed to do so.
The Company believes it will be successful in pursuing and defending the lawsuits of Harrah’s. However, there is no assurance that we will be successful in our claims against Harrah’s, including our claim for compensatory damages and/or attorney fees and costs.
Transactions with Infocomm Asia
On April 30, 2010, GigaMedia entered into several agreements with certain shareholders of Infocomm Asia, as well with Infocomm Asia itself, to acquire additional preferred shares of Infocomm Asia. The acquisition of Infocomm Asia is expected to be closed in the third quarter of 2010, after the closing conditions set forth in the agreements are met. The total purchase price

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
pursuant to the agreements for the preferred shares is approximately $17.2 million. After the acquisition, the total number of preferred shares owned by GigaMedia can be converted into approximately 80 percent of Infocomm Asia’s outstanding common shares.
On April 30, 2010, GigaMedia signed an agreement to provide a loan facility to Infocomm Asia with a principal amount of $7 million. The loan is to be used by Infocomm Asia to support its current operations. The loan has a five year term and bears interest at 3% per annum. GigaMedia also provided a guarantee on behalf of Infocomm Asia to a licensor of certain games to Infocomm Asia and its subsidiaries. The guarantee includes but is not limited to payment of the royalties, license fees and the minimum guarantees associated with the licensed games as set forth within the licensing agreements. The total amount of GigaMedia’s guarantee, taking into account funds received by Infocomm Asia from subscription money and the loan from GigaMedia, is approximately $13.6 million.
On April 30, 2010, GigaMedia entered into a share purchase agreement with Infocomm Asia to acquire one of its wholly-owned subsidiaries in exchange for $6 million. The agreement was closed on May 7, 2010. The agreement includes certain put/call arrangements commencing immediately upon the expiration of the first anniversary of the closing date, for a period of three years thereafter.

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